SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

26 June 2008

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

THE ROYAL BANK OF SCOTLAND plc

THE ROYAL BANK OF SCOTLAND plc

Explanatory note
The Royal Bank of Scotland Group plc is filing this report in order for its wholly-owned subsidiary, The Royal Bank of Scotland plc (hereafter the “Bank” or “Company”), to meet the requirements of item 1115 of Regulation AB issued by the Securities and Exchange Commission. This report contains selected financial data (on pages 4 - 7) and audited financial statements (on pages 14 - 93) as required by Item 3.A. and Item 17 of Form 20-F respectively and other related information. In filing this report, the Bank is omitting certain financial information and selected financial data as permitted by Instruction G ‘First-Time Application of International Financial Reporting Standards’ of Form 20-F.

Presentation of information
For the purpose of this report, the terms 'Group' and 'RBS' mean the Bank and its subsidiary and associated undertakings and the term 'RBS Group' means The Royal Bank of Scotland Group plc and its subsidiary and associated undertakings. The term 'the holding company' means The Royal Bank of Scotland Group plc.

The Bank publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards
As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together ‘IFRS’) as adopted by the European Union. It also complies with IFRS as issued by the IASB. On implementation of IFRS on 1 January 2005, the Group took advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’ from 1 January 2005 without restating its 2004 income statement and balance sheet. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet is 1 January 2004.

The Group’s published 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles (“UK GAAP” or “previous GAAP”) comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985.

The Group is no longer required to include reconciliations of shareholders' equity and net income under IFRS and US GAAP in its filings with the Securities and Exchange Commission in the US.

THE ROYAL BANK OF SCOTLAND plc

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘could’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and the Group in particular; general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated fluctuations in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this report speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion on certain risks faced by the Group, see Risk Factors on page 11.

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA

The Group’s accounts are prepared in accordance with IFRS as issued by the IASB. Selected data under IFRS for each of the four years ended 31 December 2007 are presented on pages 4 and 5. Selected data under UK GAAP for each of the two years ended 31 December 2004 are presented on pages 6 and 7.

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.9843, the Noon Buying Rate on 31 December 2007.

Amounts in accordance with IFRS
					2004
	2007		2006	2005	Discontinued*	Continuing
Summary consolidated income statement	$m	£m	£m	£m	£m	£m

Net interest income	22,058	11,116	10,392	9,711	263	8,790
Non-interest income (excluding insurance net premium income)	22,206	11,191	11,176	9,963	(35)	8,441
Insurance net premium income	-	-	-	-	3,357	-
Total income	44,264	22,307	21,568	19,674	3,585	17,231
Operating expenses	22,397	11,287	11,341	10,672	656	9,225
Profit before other operating charges and impairment losses	21,867	11,020	10,227	9,002	2,929	8,006
Insurance net claims	-	-	-	-	2,418	-
Impairment losses	3,701	1,865	1,873	1,709	-	1,485
Loss on disposal of interests in subsidiaries	-	-	-	-	96	-
Operating profit before tax	18,166	9,155	8,354	7,293	415	6,521
Tax	3,776	1,903	2,433	2,267	157	1,751
Profit after tax	14,390	7,252	5,921	5,026	258	4,770
Discontinued operations	-	-	-	-		258
Profit for the year	14,390	7,252	5,921	5,026		5,028
Minority interests	105	53	45	27		53
Preference dividends	657	331	252	154		315
Profit attributable to ordinary shareholders	13,628	6,868	5,624	4,845		4,660

Ordinary dividends	3,969	2,000	3,250	1,928		2,689

* On 31 December 2004 the general insurance businesses were transferred to The Royal Bank of Scotland Group plc.

	2007		2006	2005	2004
Summary consolidated balance sheet	$m	£m	£m	£m	£m

Loans and advances	1,285,420	647,795	547,042	485,488	405,512
Debt securities and equity shares	304,437	153,423	126,621	120,351	91,356
Derivatives and settlement balances	506,455	255,231	124,148	101,677	23,586
Other assets	117,508	59,219	50,416	49,806	50,436
Total assets	2,213,820	1,115,668	848,227	757,322	570,890

Shareholders' equity	94,617	47,683	37,936	34,510	34,320
Minority interests	302	152	396	104	679
Subordinated liabilities	55,156	27,796	27,786	28,422	21,262
Deposits	1,179,646	594,490	516,462	452,729	383,669
Derivatives, settlement balances and short positions	596,979	300,851	167,589	140,493	52,101
Other liabilities	287,120	144,696	98,058	101,064	78,859
Total liabilities and equity	2,213,820	1,115,668	848,227	757,322	570,890

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	2007	2006	2005	2004
Based upon IFRS
Return on average total assets(1)	0.70%	0.70%	0.67%	0.92%
Return on average ordinary shareholders' equity(2)	19.9%	18.4%	16.9%	17.6%
Average shareholders' equity as a percentage of total assets	4.2%	4.4%	4.4%	6.2%
Risk asset ratio
- Tier 1	7.9%	6.7%	6.8%	N/A(4)
- Total	12.8%	12.1%	12.3%	N/A(4)
Ratio of earnings to fixed charges and preference dividends(3)
- including interest on deposits	1.50	1.57	1.62	1.83
- excluding interest on deposits	5.68	6.30	6.77	6.79
Ratio of earnings to fixed charges only(3)
- including interest on deposits	1.53	1.59	1.64	1.91
- excluding interest on deposits	6.89	7.54	7.73	9.37

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3)
For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)
Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority ("FSA") changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filers. The Risk Asset Ratios as at 31 December 2007, 2006 and 2005 have been presented in compliance with these revised FSA requirements.

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Amounts in accordance with UK GAAP
	2004
	Continuing	Discontinued*	Total	2003
Summary consolidated income statement	£m	£m	£m	£m

Net interest income	8,886	257	9,143	8,338
Non-interest income (excluding insurance net premium income)	8,531	(26)	8,505	7,553
Insurance net premium income	-	3,248	3,248	2,793
Total income	17,417	3,479	20,896	18,684
Operating expenses excluding goodwill amortisation	8,777	626	9,403	8,295
Goodwill amortisation	857	15	872	750
Profit before other operating charges and provisions	7,783	2,838	10,621	9,639
General net insurance claims	-	2,340	2,340	1,999
Provisions for bad and doubtful debts	1,428	-	1,428	1,461
Amounts written off fixed asset investments	83	-	83	33
Loss on disposal of interests in subsidiary undertakings	-	119	119	-
Profit on ordinary activities before tax	6,272	379	6,651	6,146
Tax on profit on ordinary activities			2,074	1,891
Profit on ordinary activities after tax			4,577	4,255
Minority interests (including non-equity)			131	122
Preference dividends - non-equity			315	280
Profit attributable to ordinary shareholders			4,131	3,853

Ordinary dividends			2,689	2,400

*On 31 December 2004 the general insurance businesses were transferred to The Royal Bank of Scotland Group plc.

	2004	2003
Summary consolidated balance sheet	£m	£m

Loans and advances	402,898	306,341
Debt securities and equity shares	90,859	80,813
Intangible fixed assets	16,657	12,342
Other assets	56,959	44,688
Total assets	567,373	444,184

Shareholders' funds	35,874	29,683
Minority interests	1,013	826
Subordinated liabilities	21,262	17,897
Deposits	384,684	304,582
Debt securities in issue	56,301	38,120
Other liabilities	68,239	53,076
Total liabilities	567,373	444,184

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	2004	2003
Based upon UK GAAP
Return on average total assets(1)	0.82%	0.91%
Return on average ordinary shareholders' equity(2)	14.9%	15.2%
Average shareholders' equity as a percentage of total assets	6.5%	6.9%
Risk asset ratio
- Tier 1	6.8%	7.6%
- Total	12.7%	13.0%
Ratio of earnings to fixed charges and preference dividends(3)
- including interest on deposits	1.81	1.97
- excluding interest on deposits	6.42	6.87
Ratio of earnings to fixed charges only(3)
- including interest on deposits	1.88	2.07
- excluding interest on deposits	8.79	9.55

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3)
For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Description of business

Introduction

The Royal Bank of Scotland plc is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc, one of the world’s largest banking and financial services groups. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

Organisational structure and business overview for 2007

For the year ended December 31, 2007, the Group’s activities were organised in the following business divisions: Corporate Markets (comprising Global Banking & Markets and UK Corporate Banking), Retail Markets (comprising Retail and Wealth Management), Ulster Bank, Citizens and Manufacturing. A description of each of the divisions is given below.

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world.

Global Banking & Markets (‘GBM’) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers. GBM has a wide range of clients across its chosen markets. It has relationships with an overwhelming majority of the largest UK, European and US corporations and institutions. GBM’s principal activity in the US is conducted through RBS Greenwich Capital.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets leads the co-ordination and delivery of our multi-brand retail strategy across our product range and comprises Retail (including our direct channels businesses) and Wealth Management.

Retail comprises both the Royal Bank and NatWest retail brands, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels.

In core retail banking, Retail offers a comprehensive product range across the personal and small business market: money transmission, savings, loans and mortgages. Customer choice and product flexibility are central to the retail banking proposition and customers are able to access services through a full range of channels, including the largest network of branches and ATMs in the UK, the internet and the telephone.

Retail also includes the Group’s non-branch based retail businesses that issue a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses. Retail is the leading merchant acquirer in Europe and ranks third globally.

It also includes Tesco Personal Finance, The One account, MINT, First Active UK, Direct Line Financial Services and Lombard Direct, all of which offer products to customers through direct channels principally in the UK. In continental Europe, Retail offers a similar range of products through the RBS and Comfort Card brands.

Wealth Management provides private banking and investment services to its clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. Coutts is one of the world's leading international wealth managers with offices in Switzerland, Dubai, Monaco, Hong Kong and Singapore, as well as its premier position in the UK. Adam & Company is the major private bank in Scotland. The offshore banking businesses – The Royal Bank of Scotland International and NatWest Offshore – deliver retail banking services to local and expatriate customers, principally in the Channel Islands, the Isle of Man and Gibraltar.

Ulster Bank Group including First Active, provides a comprehensive range of retail and wholesale financial services in the Republic of Ireland and Northern Ireland, supported by an extensive network of branch and business centres. Retail Markets operates in the personal and affluent banking sectors. Corporate Markets provides a wide range of services in the commercial, corporate and wealth markets. RBS’s European Consumer Finance (‘ECF’) activities, previously part of RBS Retail Markets, are now managed within Ulster Bank. ECF provides consumer finance products, particularly card-based revolving credits and fixed-term loans, in Germany and the Benelux countries.

Citizens is the second largest commercial banking organisation in New England and the ninth largest commercial banking organisation in the US measured by deposits. Citizens provides retail and corporate banking services under the Citizens brand in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, New York state, Pennsylvania, Rhode Island and Vermont and the Charter One brand in Illinois, Indiana, Michigan and Ohio. Through its branch network Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and cash management.

In addition, Citizens engages in a wide variety of commercial lending, consumer lending, commercial and consumer deposit products, merchant credit card services, trust services and retail investment services. Citizens includes RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

Manufacturing supports the customer-facing businesses and provides operational, technology and customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

Organisational structure and business overview of the RBS Group as of 28 February 2008

On 28 February 2008, the RBS Group announced changes to its organisational structure which are aimed at recognising the RBS Group’s presence in over 50 countries and facilitating the integration and operation of its expanded footprint. Following the acquisition of ABN AMRO in October 2007, the RBS Group’s new organisational structure incorporates those ABN AMRO businesses to be retained by the RBS Group but excludes the ABN AMRO businesses to be acquired by Fortis and Santander. This new organisational structure is expected to give the RBS Group the appropriate framework for managing the enlarged RBS Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to it. The RBS Group’s organisational structure as of 28 February 2008 comprises the following divisions: Global Markets (comprising Global Banking & Markets and Global Transaction Services), Regional Markets (comprising UK Retail and Commercial Banking, US Retail and Commercial Banking, Europe & Middle East Retail and Commercial Banking and Asia Retail and Commercial Banking, RBS Insurance, Group Manufacturing and the Centre. All of these activities are relevant to the Group with the exception of those conducted through RBS Insurance and ABN AMRO and its subsidiaries.

Competition
The Group faces intense competition in all the markets it serves. In the UK, the Group’s principal competitors are the other UK retail and commercial banks, building societies and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive. In European and Asian corporate and institutional banking markets the Group competes with the large domestic banks active in these markets and with the major international banks.

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and building societies.

In the personal banking segment the Group competes with UK banks and building societies, major retailers and internet-only players. In the mortgage market the Group competes with UK banks and building societies.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. Competitive activity is across a number of dimensions including introductory and longer term pricing, loyalty and reward schemes, and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and the internet. The market remains competitive, both between issuers and with other payment methods.

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks. Competition in wealth management activities has intensified as banks have increased their focus on competing for affluent and high net worth customers.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as UK, Irish and other European institutions seek to expand their businesses.

In the United States, where competition is intense, Citizens competes in the New England, Mid-Atlantic and Mid West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

Risk factors

Set out below are certain risk factors which could affect the Group’s future results and cause them to be materially different from expected results. The Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The Group's business and earnings are affected by general business and geopolitical conditions

The performance of the Group is influenced by economic conditions particularly in the UK, US and Europe. Downturns in these economies could result in a general reduction in business activity and a consequent loss of income for the Group. It could also cause a higher incidence of credit losses and losses in the Group’s trading portfolios. Geopolitical conditions can also affect the Groups earnings. Terrorist acts and threats and the response of governments in the UK, US and elsewhere to them could affect the level of economic activity. The Group’s business is also exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic.

The financial performance of the Group is affected by borrower credit quality

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in UK, US, European or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group’s assets and require an increase in the provision for impairment losses and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect the Group’s business

The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries, mainly Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s business performance could be affected if its capital resources are not managed effectively

The Group’s capital is critical to its ability to operate its businesses, to grow organically and to take advantage of strategic opportunities. The Group is required by regulators in the UK and in other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The Group mitigates the risk by careful management of its balance sheet and capital resources, through capital raising activities, disciplined capital allocation and the hedging of capital currency exposures.

Liquidity risk is inherent in the Group’s operations

Liquidity risk is the risk that the Group will be unable to meet its obligations as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors such as an over reliance on a particular source of funding, changes in credit ratings or by marketwide phenomena such as market dislocation and major disasters. The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, in controlling the mis-match of maturities and from carefully monitoring its undrawn commitments and contingent liabilities.

The Group’s future earnings could be affected by market illiquidity

Financial markets are sometimes subject to significant stress conditions where steep falls in perceived or actual asset values are accompanied by severe reduction in market liquidity, such as recent events in the U.S. sub-prime residential mortgage market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions. Severe market events are difficult to foresee and, if they occur, could result in the Group incurring significant losses. In 2007, the Group recorded significant write-downs on its credit market positions, principally on its US sub-prime exposures. As market conditions change the fair value of the Group’s instruments could fall further. Furthermore, recent market volatility and illiquidity has made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in significant changes in the fair values of these instruments. In addition, the value ultimately realised by the Group will depend on the market price at that time and may be materially lower than current fair value. Any of these factors could require the Group to recognise further write-downs which may adversely affect the Group’s future results.

Operational risks are inherent in the Group’s business

The Group’s businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Each of the Group’s businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on the results of operations

The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK and US, if changed could materially affect the Group’s business, the products and services offered or the value of assets.

Future growth in the Group’s earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group’s earnings could grow more slowly or decline.

The risk of litigation is inherent in the Group’s operations

In the ordinary course of the Group’s business, legal actions, claims against and by the Group and arbitrations arise; the outcome of such legal proceedings could affect the financial performance of the Group.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates

The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the profitability of the Group. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future.

Report of independent registered public accounting firm to the members of The Royal Bank of Scotland plc

We have audited the financial statements of The Royal Bank of Scotland plc (“the Bank”) and its subsidiaries (together “the Group”) for the year ended 31 December 2007 which comprise the accounting policies, the balance sheets as at 31 December 2007 and 2006, the consolidated income statements, the cash flow statements, the statements of recognised income and expense for each of the three years in the period ended 31 December 2007 and the related Notes 1 to 42. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and as regards the Group’s consolidated financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the directors’ report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Bank has not kept proper accounting records, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and Accounts 2007 as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information outside the Annual Report and Accounts 2007.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board (United States). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Bank and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

UK Opinion

In our opinion:

•
the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2007 and of its profit and cash flows for the year then ended;

•
the Bank financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of affairs of the Bank as at 31 December 2007;

•	the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and

•	the information given in the directors’ report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in the accounting policies, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2007 and of its profit and cash flows for the year then ended.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2007, in accordance with IFRS as adapted for use in the European Union and IFRS as issued by the IASB.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
28 March 2008

Consolidated income statement for the year ended 31 December 2007

		2007	2006	2005
	Note	£m	£m	£m
Interest receivable		28,310	24,319	21,037
Interest payable		(17,194)	(13,927)	(11,326)
Net interest income		11,116	10,392	9,711
Fees and commissions receivable		7,519	7,060	6,676
Fees and commissions payable		(1,496)	(1,426)	(1,381)
Income from trading activities	1	1,142	2,543	2,363
Other operating income		4,026	2,999	2,305
Non-interest income		11,191	11,176	9,963
Total income		22,307	21,568	19,674
Staff costs		6,181	6,280	5,451
Premises and equipment		1,521	1,405	1,261
Other administrative expenses		2,147	2,241	2,400
Depreciation and amortisation		1,438	1,415	1,560
Operating expenses	2	11,287	11,341	10,672
Profit before impairment losses		11,020	10,227	9,002
Impairment losses	11	1,865	1,873	1,709
Operating profit before tax		9,155	8,354	7,293
Tax	5	1,903	2,433	2,267
Profit for the year		7,252	5,921	5,026

Profit attributable to:
Minority interests		53	45	27
Preference shareholders	6	331	252	154
Ordinary shareholders		6,868	5,624	4,845
		7,252	5,921	5,026

Balance sheets at 31 December 2007

		Group		Bank
		2007	2006	2007	2006
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks		5,559	6,121	3,333	3,694
Treasury and other eligible bills subject to repurchase agreements	27	7,090	1,426	4,819	1,201
Other treasury and other eligible bills		9,428	4,072	9,381	4,169
Treasury and other eligible bills	9	16,518	5,498	14,200	5,370
Loans and advances to banks	9	96,346	78,536	91,982	78,503
Loans and advances to customers	9	551,449	468,506	329,147	244,818
Debt securities subject to repurchase agreements	27	67,911	58,874	25,814	26,488
Other debt securities		80,003	62,304	67,236	47,790
Debt securities	13	147,914	121,178	93,050	74,278
Equity shares	14	5,509	5,443	4,019	3,368
Investments in Group undertakings	15	—	—	22,210	21,918
Settlement balances		5,326	7,425	2,046	3,829
Derivatives	12	249,905	116,723	251,843	117,087
Intangible assets	16	17,761	17,771	295	172
Property, plant and equipment	17	13,025	15,050	2,116	2,022
Prepayments, accrued income and other assets	18	6,356	5,976	1,999	2,874
Total assets		1,115,668	848,227	816,240	557,933

Liabilities
Deposits by banks	9	151,508	131,742	196,968	149,739
Customer accounts	9	442,982	384,720	197,926	172,704
Debt securities in issue	9	130,132	82,606	79,877	41,814
Settlement balances and short positions	19	53,849	49,476	33,677	25,207
Derivatives	12	247,002	118,113	248,164	118,257
Accruals, deferred income and other liabilities	20	12,167	11,563	5,783	5,351
Retirement benefit liabilities	3	334	1,971	11	27
Deferred taxation	21	2,063	1,918	—	—
Subordinated liabilities	22	27,796	27,786	22,745	22,403
Total liabilities		1,067,833	809,895	785,151	535,502

Equity
Minority interests	23	152	396	—	—
Shareholders’ equity
Called up share capital	24	5,483	5,482	5,483	5,482
Reserves	25	42,200	32,454	25,606	16,949
Total equity		47,835	38,332	31,089	22,431

Total liabilities and equity		1,115,668	848,227	816,240	557,933

The accounts were approved by the Board of directors on 28 March 2008 and signed on its behalf by:

Sir Tom McKillop	Sir Fred Goodwin	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2007

	Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
Available-for-sale investments
Net valuation gains/(losses) taken direct to equity	511	340	(160)	249	122	(3)
Net profit taken to income on sales	(465)	(196)	(561)	(231)	(71)	(38)

Cash flow hedges
Net (losses)/gains taken direct to equity	(408)	(108)	20	60	(138)	(80)
Net (gains)/losses taken to earnings	(141)	(143)	(91)	25	2	(37)
Exchange differences on translation of foreign operations	9	(1,347)	787	5	1	(2)
Actuarial gains/(losses) on defined benefit plans	2,153	1,776	(792)	2	2	(1)
Income/(expense) before tax on items recognised direct in equity	1,659	322	(797)	110	(82)	(161)
Tax on items recognised direct in equity	(449)	(512)	517	(34)	13	81
Net income/(expense) recognised direct in equity	1,210	(190)	(280)	76	(69)	(80)
Profit for the year	7,252	5,921	5,026	7,255	3,519	1,544
Total recognised income and expense for the year	8,462	5,731	4,746	7,331	3,450	1,464

Attributable to:
Equity shareholders	8,420	5,756	4,721	7,331	3,450	1,464
Minority interests	42	(25)	25	—	—	—
	8,462	5,731	4,746	7,331	3,450	1,464

Cash flow statements for the year ended 31 December 2007

		Group			Bank
		2007	2006	2005	2007	2006	2005
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating profit before tax		9,155	8,354	7,293	7,759	4,039	2,067

Adjustments for:
Depreciation and amortisation		1,438	1,415	1,560	485	390	403
Interest on subordinated liabilities		1,452	1,161	978	1,200	878	704
Charge for defined benefit pension schemes		479	578	460	5	8	3
Cash contribution to defined benefit pension schemes		(536)	(533)	(450)	(16)	(1)	(2)
Elimination of foreign exchange differences		(2,137)	4,515	(2,359)	(2,034)	1,345	499
Other non-cash items		(833)	(1,134)	(2,208)	(575)	218	526
Net cash inflow from trading activities		9,018	14,356	5,274	6,824	6,877	4,200
Changes in operating assets and liabilities		6,869	3,292	6,240	8,578	16,815	(3,076)
Net cash flows from operating activities before tax		15,887	17,648	11,514	15,402	23,692	1,124
Income taxes paid		(1,802)	(2,122)	(1,830)	(526)	(298)	(437)
Net cash flows from operating activities	32	14,085	15,526	9,684	14,876	23,394	687

Investing activities
Sale and maturity of securities		23,775	25,810	38,549	17,268	15,240	20,635
Purchase of securities		(26,160)	(17,803)	(36,107)	(20,726)	(10,609)	(16,888)
Sale of property, plant and equipment		5,596	2,926	2,188	857	180	87
Purchase of property, plant and equipment		(3,886)	(3,938)	(4,423)	(449)	(509)	(797)
Net investment in business interests and intangible assets	33	(430)	(19)	(209)	(590)	(445)	(1,374)
Net cash flows from investing activities		(1,105)	6,976	(2)	(3,640)	3,857	1,663
Financing activities
Issue of equity preference shares		3,650	1,092	2,028	3,650	1,092	2,028
Issue of subordinated liabilities		1,018	3,027	1,234	968	2,936	943
Proceeds of minority interests issued		—	427	70	—	—	—
Redemption of minority interests		(247)	(81)	(121)	—	—	—
Repayment of subordinated liabilities		(1,708)	(1,318)	(1,553)	(1,288)	(672)	(1,513)
Dividends paid		(2,362)	(3,531)	(2,098)	(2,331)	(3,502)	(2,082)
Interest on subordinated liabilities		(1,431)	(1,181)	(1,027)	(1,173)	(890)	(739)
Net cash flows from financing activities		(1,080)	(1,565)	(1,467)	(174)	(1,036)	(1,363)
Effects of exchange rate changes on cash and cash equivalents		2,714	(3,475)	1,659	2,601	(2,036)	312

Net increase in cash and cash equivalents		14,614	17,462	9,874	13,663	24,179	1,299
Cash and cash equivalents 1 January		70,147	52,685	42,811	63,586	39,407	38,108
Cash and cash equivalents 31 December		84,761	70,147	52,685	77,249	63,586	39,407

Accounting policies

1. Presentation of accounts

The accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”). The EU has not adopted the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group’s financial statements are prepared in accordance with IFRS as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004.

The Group has adopted IFRS 7 ‘Financial Instruments: Disclosures’ for the accounting period beginning 1 January 2007. This has had no effect on the results, cash flows or financial position of the Group or the Bank. However, there are changes to the notes on the accounts and comparative information is presented accordingly.

The Bank is incorporated in the UK and registered in Scotland. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The Bank accounts are presented in accordance with the Companies Act 1985.

2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) that continue to be controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary’s net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries are included up until the Group ceases to control them through sale or significant change in circumstances.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

4. Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

5. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets’ estimated economic lives using methods that best reflect the pattern of economic benefits and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption ‘Intangible assets’ and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

On implementation of IFRS, the Group did not restate business combinations that occurred before January 2004. Under previous GAAP, goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet (1 January 2004) was £12,342 million, its carrying value under previous GAAP.

Accounting policies continued

6. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see accounting policy 20 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Under previous GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet (1 January 2004).

7. Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Foreign currencies

The Group’s consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in profit or loss on its disposal.

9. Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6 above).

10. Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

11. Financial assets

On initial recognition financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

The Group has designated financial assets as at fair value through profit or loss principally: (a) where the assets are economically hedged by derivatives and fair value designation eliminates the measurement inconsistency that would arise if the assets were carried at amortised cost or classified as available-for-sale and (b) financial assets held in the Group’s venture capital portfolio managed on a fair value basis.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

Accounting policies continued

12. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

13. Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal category of financial liabilities designated as at fair value through profit or loss is structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

14. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

15. Sale and repurchase transactions

Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a deposit. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration is recorded in Loans and advances to banks or Loans and advances to customers as appropriate.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral received or given is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

16. Netting

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and it intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

17. Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

18. Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Accounting policies continued

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.

19. Share-based payments

Options over shares in The Royal Bank of Scotland Group plc are granted to Group employees under various share option schemes. The Group has applied IFRS 2 ‘Share-based Payment’ to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option’s exercise price, its term, the risk free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc’s shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

20. Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

21. Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

22. Shares in Group entities

The Bank’s investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of accounting judgements

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s Framework for the Preparation and Presentation of Financial Statements. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions

The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan’s original effective interest rate.

At 31 December 2007, gross loans and advances to customers totalled £555,682 million (2006 – £472,433 million) and customer loan impairment provisions amounted to £4,233 million (2006 –£3,927 million).

There are two components to the Group’s loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 3 on the accounts. A pension asset of £566 million and a liability of £334 million were recognised in the balance sheet at 31 December 2007 (2006 – liability £1,971 million).

Fair value – financial instruments

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. Gains or losses arising from changes in the fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised.

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) – principally comprise reverse repurchase agreements (reverse repos) and syndicated loans. In repurchase agreements one party agrees to sell securities to another and simultaneously agrees to repurchase the securities at a future date for a specified price. The repurchase price is fixed at the outset, usually being the original sale price plus an amount representing interest for the period from the sale to the repurchase. Syndicated loans measured at fair value are amounts retained, from syndications where the Group was lead manager or underwriter, in excess of the Group’s intended long term participation.

Treasury and other eligible bills and debt securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – treasury bills are British and foreign government treasury bills and other bank bills eligible for refinancing with central banks. Debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

Accounting policies continued

Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) – deposits measured at fair value principally comprise repurchase agreements (repos) discussed above.

Debt securities in issue (held-for-trading and designated as at fair value though profit or loss) – measured at fair value principally comprise medium term notes.

Short positions (held-for-trading) – arise in dealing and market making activities where Treasury and other eligible bills, debt securities and equity shares are sold which the Group does not currently possess.

Derivatives – these include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date.

Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified term starting on a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures. Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities which are derivatives of the same underlying instrument, fair value determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2007.

			Valuation
			techniques
		Valuation	incorporating
		techniques	information
	Quoted prices	based on	other than
	in active	observable	observable
	markets(1)	market data(2)	market data(3)	Total
Financial instruments measured at fair value	£bn	£bn	£bn	£bn
Assets
Fair value though profit or loss
Loans and advances to banks	—	72.6	0.1	72.7
Loans and advances to customers	—	94.9	13.1	108.0
Treasury and other eligible bills and debt securities	59.0	70.2	10.4	139.6
Equity shares	3.7	—	0.2	3.9
Derivatives	1.0	245.8	3.1	249.9
Available for sale
Treasury and other eligible bills and debt securities	2.2	21.8	0.3	24.3
Equity shares	0.1	1.0	0.5	1.6
	66.0	506.3	27.7	600.0

Liabilities
Deposits by banks and customer accounts	—	134.1	1.5	135.6
Debt securities in issue	—	13.3	5.2	18.5
Short positions	43.3	3.7	—	47.0
Derivatives	1.3	243.4	2.3	247.0
Other financial liabilities (4)	—	0.4	0.2	0.6
	44.6	394.9	9.2	448.7

Note:

(1)
Financial assets and financial liabilities which are valued using unadjusted quoted prices in active markets for identical assets or liabilities. This category includes listed equity shares, exchange-traded derivatives, UK, US and certain other government securities, and US agency securities in active markets.

(2)	Financial assets and financial liabilities valued using techniques based on observable data. Instruments in this category have been valued using:
(a)	quoted prices for similar assets or liabilities, or identical assets or liabilities in markets which are considered to be active; or
(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.
Financial assets and financial liabilities in this category include repos, reverse repos, structured and US commercial mortgage loans, structured deposits, corporate and municipal debt securities, most debt securities in issue, certain unlisted equity shares for which recent market data are available, the majority of the Group’s OTC derivatives and certain instruments listed in (1) above where markets are considered to be less than active.
(3)
Valuation techniques incorporating information other than observable market data are used for instruments where at least one input (which could have a significant effect on the instrument’s valuation) cannot be based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used, if not the input is estimated. Financial assets and liabilities in this category include certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs), sub-prime trading inventory, less liquid debt securities, certain structural debt securities in issue and OTC derivatives where valuation depends upon unobservable inputs such as certain long dated and exotic contracts. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4)	Other financial liabilities comprise subordinated liabilities and provisions relating to undrawn syndicated loan facilities.

Accounting policies continued

The Group uses a number of methodologies to determine the fair value of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include: relative value methodologies based on observable prices for similar instruments; present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate; and Black-Scholes, Monte-Carlo and binomial option pricing models. The principal inputs to these valuation techniques are listed below. Values between and beyond available data points are obtained by interpolation and extrapolation.

•	Bond prices – quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•
Credit spreads – where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates – these are principally benchmark interest rates such as the London Inter-Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates – there are observable markets both spot and forward and in futures in the world’s major currencies.

•	Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.

•	Commodity prices – many commodities are actively traded in spot, forward and futures on exchanges in London, New York and other commercial centres.

•
Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the value of certain products such as derivatives with more than one underlying is correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets the Group incorporates the value of the prepayment option.

•
Counterparty credit spreads – adjustment is made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price or parameter; for example many OTC derivative price quotations are for transactions with a counterparty with an ‘AA’ credit rating.

The Group refines and modifies its valuation techniques as markets and products develop and the pricing for individual products become more transparent.

Whilst the Group believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date. Portfolios whose fair values are based on valuation techniques incorporating information other than observable market data and related sensitivity analysis on portfolios at 31 December 2007 are summarised below.

	Assets				Liabilities
						Debt		Other
	Loans and					securities		financial
	advances	Securities	Derivatives	Total	Deposits	in issue	Derivatives	liabilities	Total
Portfolio	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Syndicated loans	4.6	—	—	4.6	—	—	—	—	—
Commercial mortgages	2.2	—	—	2.2	—	—	—	—	—
Super senior tranches of ABS CDOs	—	2.4	—	2.4	—	—	—	—	—
Other debt securities	—	8.4	—	8.4	—	—	—	—	—
Exotic derivatives	—	—	3.1	3.1	—	—	2.3	—	2.3
Other portfolios	6.4	0.6	—	7.0	1.5	5.2	—	0.2	6.9
	13.2	11.4	3.1	27.7	1.5	5.2	2.3	0.2	9.2

Syndicated loans (Group and Bank) – syndicated loans are valued by considering recent syndication prices in the same or similar assets, prices in the secondary loan market, and with reference to relevant indices for credit products and credit default swaps such as the LevX, LCDX, ITraxx and CDX. Assumptions relating to the expected refinancing period are based on market experience and market convention. Adjustments to observed prices are made for differences between instruments, such as counterparty creditworthiness, term, and quality of any collateral.

The fair value of drawn syndicated loans valued using techniques other than by considering recent syndication prices in the same or similar assets and prices in the secondary loan market was £4,624 million. Using reasonably possible alternative assumptions about refinancing periods (which were stressed by one year) and the value attributed to potentially favourable flexible loan conditions (which are attributed no value in reported figures) would reduce the fair values by up to £46 million or increase the fair value by up to £83 million.

Commercial mortgages – senior and mezzanine commercial mortgages of the Group’s US subsidiary are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement.

Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value by up to £52 million or increase the fair value by up to £49 million.

Super senior tranches of asset-backed CDOs (Group and Bank) – the Group is a participant in the US asset-backed securities (‘ABS’) market: buying residential mortgage-backed securities (‘RMBS’), including securities backed by US sub-prime mortgages, and repackaging them into collateralised debt obligations (‘CDOs’) for sale to investors. The Group retains exposure to some of the super senior tranches of these CDOs. In the second half of 2007, rising mortgage delinquencies and expectations of declining house prices in the US have led to a deterioration of the estimated fair value of these exposures.

An analysis of the Group’s open super senior tranche exposures to these CDOs is shown below:

	High grade	Mezzanine
Exposure (£m)	3,396	3,040

Exposure after hedges (£m)	1,246	1,790

Weighted average attachment point (1)	30%	46%

% of underlying RMBS sub-prime assets	58%	91%

Of which originated in:
– 2005 and earlier	53%	23%
– 2006	41%	69%
– 2007	6%	8%

Collateral by rating:
– investment grade	97%	31%
– non-investment grade	3%	69%

Net exposure (£m)	1,099	1,253

Effective attachment point post write down	37%	62%

Note:
(1)
Attachment point is the minimum level of losses in a portfolio to which a tranche is exposed, as a percentage of the total notional size of the portfolio. For example, a 5-10% tranche has an attachment point of 5% and a detachment point of 10%. When the accumulated loss of the reference pool is no more than 5% of the total initial notional of the pool, the tranche will not be affected. However, when the loss has exceeded 5%, any further loss will be deducted from the tranche’s notional principal until the detachment point, 10%, is reached.

Accounting policies continued

The Group’s valuation of the ABS CDO super senior exposures takes into consideration outputs from a proprietary model, market data and prudent valuation adjustments. There is significant subjectivity in the valuation with very little market activity to provide support for fair value levels at which willing buyers and sellers would transact.

The Group’s proprietary model predicts the expected cash-flows of the underlying mortgages using assumptions about future economic conditions (including house price appreciation and depreciation), defaults/delinquencies on these underlying mortgages and discounting the resulting cash flows using a risk adjusted rate.

Alternative valuations have been produced using reasonably possible alternative assumptions about macro-economic conditions including house price appreciation and depreciation, and the effect of regional variations. In addition, the discount rate applied to the model output has been stressed. The output from using these alternative assumptions has been compared with inferred pricing information from other published data.

The Group believes that reasonably possible alternative assumptions could reduce or increase predicted cumulative losses from the notes by up to 20%. Using these alternative loss assumptions would reduce the fair value by up to £356 million or increase the fair value by up to £217 million.

Other debt securities – where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Using differing assumptions about this relationship would result in different fair values for these assets. We consider that, using reasonably possible alternative assumptions for credit spread (taking into account the underlying currency, tenor and rating), would reduce the fair value by up to £46 million (Bank – £45 million) or increase the fair value by up to £64 million (Bank – £62 million).

Derivatives (Group and Bank)  – derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs.

Unobservable inputs used are based on management estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data. Using reasonably possible alternative assumptions, including the relative impact of unobservable inputs as compared to those which may be observed, would reduce the fair value by £48 million or increase the fair value by up to £48 million.

Other portfolios – other than the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating a material adjustment to market observed data. Using reasonably possible alternative assumptions appropriate to the financial asset or liability in question, would reduce the fair value by up to £47 million (Bank – £42 million) or increase the fair value by up to £47 million (Bank – £42 million).

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in accounting policy 5. The carrying value of goodwill as at 31 December 2007 was £16,783 million (2006 – £16,834 million).

Goodwill is the excess of the cost of an acquired business over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties. Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

Accounting developments

International Financial Reporting Standards

The International Financial Reporting Interpretations Committee (‘IFRIC’) issued interpretation IFRIC 11 ‘Group and Treasury Share Transactions’ in November 2006. Entities which buy their own shares, or whose shareholders buy shares in the reporting entity, in order to provide incentives to employees shall account for those incentives on an equity-settled basis. This principle applies also to the accounting by subsidiaries. The interpretation is effective for accounting periods beginning on or after 1 March 2007 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 12 ‘Service Concession Arrangements’ in November 2006. Entities providing infrastructure and services to governments under concession arrangements shall account for each component of the arrangement separately. Infrastructure provided under these arrangements may be recognised as either a financial asset or an intangible asset. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or the Bank.

The IASB issued IFRS 8 ‘Operating Segments’ in November 2006. This will replace IAS 14 ‘Segment Reporting’ for accounting periods beginning on or after 1 January 2009. IFRS 8 requires entities to report segment information as reported to management and reconcile it to the financial statements and is not expected to have a material effect on the Group or the Bank.

The IASB issued a revised IAS 23 ‘Borrowing Costs’ in March 2007. Entities are required to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment. The standard is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 13 ‘Customer Loyalty Programmes’ in June 2007. Entities that provide customers with benefits ancillary to a sale of goods or services should apportion the sales proceeds to those benefits on the basis of relative fair values. The interpretation is effective for accounting periods beginning on or after 1 July 2008 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ in July 2007. The net pension asset that may be recognised by a sponsoring entity is limited to the amount to which it has an unconditional right of refund or can be recovered through the settlement of plan liabilities. Entities legally bound to minimum funding requirements should not overlook those obligations when recognising the net asset or liability for an employee benefit scheme. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or the Bank.

The IASB issued a revised IAS 1 ‘Presentation of Financial Statements’ in September 2007 effective for accounting periods beginning on or after 1 January 2009. The amendments to the presentation requirements for financial statements are not expected to have a material effect on the Group or the Bank.

The IASB published a revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ following the completion in January 2008 of its project on the acquisition and disposal of subsidiaries. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009 but both standards may be adopted together for accounting periods beginning on or after 1 July 2007. These changes will affect the Group's accounting for future acquisitions and disposals of subsidiaries.

The IASB published revisions to IAS 32 ‘Financial Instruments: Presentation’ and consequential revisions to other standards in February 2008 to improve the accounting for and disclosure of puttable financial instruments. The revisions are effective for accounting periods beginning on or after 1 January 2009 but together they may be adopted earlier. They are not expected to have a material affect on the Group or the Bank.

Notes on the accounts

1 Income from trading activities

	Group
	2007	2006	2005
	£m	£m	£m
Foreign exchange (1)	798	612	661
Interest rates (2)	1,796	967	951
Credit (3)	(1,620)	841	666
Equities and commodities (4)	168	123	85
	1,142	2,543	2,363

The analysis of trading income is based on how the business is organised and the underlying risks managed.

Notes:
Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:

(1)	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
(2)	Interest rates: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
(3)	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
(4)	Equities and commodities: equity derivatives, commodity contracts and related hedges and funding.

2 Operating expenses

	Group
	2007	2006	2005
	£m	£m	£m
Wages, salaries and other staff costs	5,249	5,285	4,632
Social security costs	357	342	304
Shared-based compensation	65	65	44
Pension costs (see Note 3)
– defined benefit schemes	479	578	460
– defined contribution schemes	31	10	11
Staff costs	6,181	6,280	5,451
Premises and equipment	1,521	1,405	1,261
Other administrative expenses	2,147	2,241	2,400

Property, plant and equipment (see Note 17)	1,021	1,055	1,075
Intangible assets (see Note 16)	417	360	485
Depreciation and amortisation	1,438	1,415	1,560
	11,287	11,341	10,672
Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes set in connection with the various acquisitions made by the Group:

	Group
	2007	2006	2005
	£m	£m	£m
Staff costs	18	76	67
Premises and equipment	4	10	22
Other administrative expenses	10	18	127
Depreciation and amortisation	60	16	133
	92	120	349

The average number of persons employed by the Group during the year, excluding temporary staff, was 123,500 (2006 – 122,600; 2005 – 121,900). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2007	2006	2005
Global Banking & Markets	9,300	7,400	6,700
UK Corporate Banking	9,600	8,800	8,200
Retail	41,400	42,900	43,400
Wealth Management	5,000	4,600	4,300
Ulster Bank	6,400	5,600	5,200
Citizens	23,900	24,600	26,000
Manufacturing	26,300	26,300	26,500
Centre	2,700	2,500	2,300
Total	124,600	122,700	122,600

UK	88,600	88,300	87,700
USA	25,600	26,200	27,500
Europe	7,600	6,900	6,500
Rest of the World	2,800	1,300	900
Total	124,600	122,700	122,600

	Bank
	2007	2006	2005
	£m	£m	£m
Wages, salaries and other staff costs	2,910	2,847	2,316
Social security costs	203	193	160
Share-based compensation	65	65	44
Pension costs (see Note 3)
– defined benefit schemes	5	8	3
– defined contribution schemes	310	295	252
Staff costs	3,493	3,408	2,775

The average number of persons employed by the Bank during the year, excluding temporary staff, was 63,700 (2006 – 60,900; 2005 – 59,700). The number of persons employed by the Bank at 31 December, excluding temporary staff, was as follows:

	Bank
	2007	2006	2005
Global Banking & Markets	7,800	5,000	4,800
UK Corporate Banking	7,600	6,900	6,400
Retail	22,200	21,900	21,800
Manufacturing	25,100	25,000	25,300
Centre	2,700	2,500	2,300
Total	65,400	61,300	60,600

UK	61,700	60,100	59,400
USA	400	—	—
Europe	1,300	1,100	1,100
Rest of the World	2,000	100	100
Total	65,400	61,300	60,600

Notes on the accounts continued

3 Pension costs

Members of the Group sponsor a number of pension schemes in the UK and overseas, predominantly of the defined benefit type, whose assets are independent of the Group’s finances. Defined benefit pensions generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006 the defined benefit section of The Royal Bank of Scotland Group Pension Fund (‘Main Scheme’) has been closed to new entrants.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

There is no contractual agreement or policy on the way that the cost of The Royal Bank of Scotland Group defined benefit pension schemes and healthcare plans are allocated to the Bank. The Bank therefore accounts for the charges it incurs as payments to a defined contribution scheme.

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

Principal actuarial assumptions at 31 December (weighted average)	2007	2006	2005
Discount rate	6.0%	5.3%	4.8%
Expected return on plan assets	6.9%	6.9%	6.5%
Rate of increase in salaries	4.4%	4.1%	3.9%
Rate of increase in pensions in payment	3.1%	2.8%	2.6%
Inflation assumption	3.2%	2.9%	2.7%

Major classes of plan assets as a percentage of total plan assets	2007	2006	2005
Equities	61.3%	60.7%	61.5%
Index-linked bonds	16.9%	16.1%	16.8%
Government fixed interest bonds	2.3%	3.3%	2.6%
Corporate and other bonds	14.8%	13.9%	14.6%
Property	4.0%	4.5%	3.7%
Cash and other assets	0.7%	1.5%	0.8%

Ordinary shares of the holding company with a fair value of £69 million (2006 – £89 million; 2005 – £78 million) are held by the Group’s pension schemes together with holdings of other financial instruments issued by the Group with a value of £606 million (2006 – £258 million; 2005 – £299 million).

The expected return on plan assets at 31 December 2007 is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	2007	2006	2005
Equities	8.1%	8.1%	7.7%
Index-linked bonds	4.5%	4.5%	4.1%
Government fixed interest bonds	4.6%	4.5%	4.1%
Corporate and other bonds	5.5%	5.3%	4.8%
Property	6.3%	6.3%	5.9%
Cash and other assets	4.3%	4.4%	3.7%

Post-retirement mortality assumptions (Main scheme)	2007	2006	2005
Longevity at age 60 for current pensioners (years)
Males	26.0	26.0	25.4
Females	26.8	28.9	28.2

Longevity at age 60 for future pensioners (years)
Males	28.1	26.8	26.2
Females	28.2	29.7	29.0

These post-retirement mortality assumptions are derived from standard mortality tables used by the scheme actuary to value the liabilities for the main scheme. Following a comprehensive review of the mortality experience of the main scheme over the last three years by the scheme actuary, different standard mortality tables (adjusted as appropriate) have been used in valuing the scheme liabilities as at 31 December 2007.

		Present
		value of	Net
	Fair value	defined	pension
	of plan	benefit	deficit/
	assets	obligations	(surplus)
Changes in value of net pension liability	£m	£m	£m
At 1 January 2006	17,331	21,040	3,709
Currency translation and other adjustments	(58)	(65)	(7)
Income statement:
Expected return	1,069		(1,069)
Interest cost		981	981
Current service cost		643	643
Past service cost		23	23
	1,069	1,647	578
Statement of recognised income and expense:
Actuarial gains and losses	585	(1,191)	(1,776)
Contributions by employer	533	—	(533)
Benefits paid	(538)	(538)	—
Expenses included in service cost	(28)	(28)	—
At 1 January 2007	18,894	20,865	1,971
Currency translation and other adjustments	38	45	7
Income statement:
Expected return	1,297		(1,297)
Interest cost		1,105	1,105
Current service cost		649	649
Past service cost		22	22
	1,297	1,776	479
Statement of recognised income and expense:
Actuarial gains and losses	140	(2,013)	(2,153)
Contributions by employer	536	—	(536)
Contributions by plan participants	4	4	—
Benefits paid	(605)	(605)	—
Expenses included in service cost	(40)	(40)	—
At 31 December 2007	20,264	20,032	(232)

Net pension surplus comprises:	£m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 18)	(566)
Net liabilities of schemes in deficit	334
(232)

The Group expects to contribute £477 million to its defined benefit pension schemes in 2008. Of the net pension liability, £94 million (2006 – £106 million) relates to unfunded schemes.

Cumulative net actuarial gains of £1,536 million (2006 – £617 million losses; 2005 – £2,393 million losses) have been recognised in the statement of recognised income and expense.

	2007	2006	2005	2004
History of defined benefits schemes	£m	£m	£m	£m
Fair value of plan assets	20,264	18,894	17,331	14,752
Present value of defined benefit obligations	20,032	20,865	21,040	17,674
Net surplus/(deficit)	232	(1,971)	(3,709)	(2,922)

Experience losses on plan liabilities	(204)	(20)	(68)	(631)
Experience gains on plan assets	140	585	1,654	408
Actual return on pension schemes assets	1,437	1,654	2,667	1,327

Notes on the accounts continued

4 Auditors’ remuneration

Amount paid to the Bank's auditors for statutory audit and other services were as follows

	Group
	2007	2006	2005
	£m	£m	£m
Fees payable for the audit of the Group's annual accounts	3.7	3.6	2.9
Fees payable for the audit and their associates for other services to the Group:
– The audit of the Bank's subsidiaries pursuant to legislation	5.3	5.2	5.1
Total audit fees	9.0	8.8	8.0

Fees payable to the auditors for non-audit services are disclosed in the consolidated financial statements of The Royal Bank of Scotland Group plc.

5 Tax
	Group
	2007	2006	2005
	£m	£m	£m
Current taxation:
Charge for the year	2,373	2,355	2,254
Over provision in respect of prior periods	(25)	(167)	(132)
Relief for overseas taxation	(198)	(147)	(171)
	2,150	2,041	1,951
Deferred taxation:
Charge for the year	89	365	404
(Over)/under provision in respect of prior periods	(336)	27	(88)
Tax charge for the year	1,903	2,433	2,267

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2007	2006	2005
	£m	£m	£m
Expected tax charge	2,747	2,506	2,188
Non-deductible items	259	280	310
Non-taxable items	(568)	(252)	(154)
Taxable foreign exchange movements	4	(33)	75
Foreign profits taxed at other rates	(13)	61	74
Reduction in deferred tax liability following change in the rate of UK Corporation Tax	(156)	—	—
Unutilised losses brought forward and carried forward	(9)	11	(6)
Adjustments in respect of prior periods	(361)	(140)	(220)
Actual tax charge for the year	1,903	2,433	2,267

The effective tax rate for the year was 20.8% (2006 – 29.1%; 2005 – 31.1%) . The tax rate benefited from a reduction of £156 million in the deferred tax liability following the change in the rate of UK Corporation Tax from 30% to 28% from 1 April 2008.

6 Profit attributable to preference shareholders

	Group
	2007	2006	2005
Dividends paid to equity preference shareholders	£m	£m	£m
Non-cumulative preference shares of US$0.01	210	160	103
Non-cumulative preference shares of €0.01	110	92	51
Non-cumulative preference shares of £1	11	—	—
Total	331	252	154

Notes:
(1)	In accordance with IAS 32, several of the Group’s preference share issues are included in subordinated liabilities and the related finance cost in interest payable.
(2)	Between 1 January 2008 and the date of approval of these accounts, dividends amounting to US$202 million have been declared in respect of equity preference shareholders for payment on 31 March 2008.

7 Ordinary dividends

	2007	2006	2005
	£m	£m	£m
Ordinary dividend paid to holding company	2,000	3,250	1,928

8 Profit dealt with in the accounts of the Bank

As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders, £6,924 million (2006 – £3,267 million; 2005 – £1,390 million) has been dealt with in the accounts of the Bank.

9 Financial instruments

The following tables analyse the financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Group
	Held-for-trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	5,559		—		5,559
Treasury and other eligible bills (1)	16,316	—		202	—		—		16,518
Loans and advances to banks (2)	72,697	—		—	23,649		—		96,346
Loans and advances to customers (3)	105,420	2,622		—	430,837		12,570		551,449
Debt securities	120,469	2,854		24,091	500		—		147,914
Equity shares	3,786	156		1,567	—		—		5,509
Settlement balances	—	—		—	5,326		—		5,326
Derivatives	248,986	—	919	—	—		—		249,905
Intangible assets								17,761	17,761
Property, plant and equipment								13,025	13,025
Prepayments, accrued income
and other assets	—	—		—	19		—	6,337	6,356
	567,674	5,632	919	25,860	465,890		12,570	37,123	1,115,668

Liabilities
Deposits by banks (4)	71,714	—				79,794	—		151,508
Customer accounts (5, 6)	61,990	1,920				379,072	—		442,982
Debt securities in issue (7, 8)	9,455	9,021				111,656	—		130,132
Settlement balances and short positions	47,058	—				6,791	—		53,849
Derivatives	245,732	—	1,270			—	—		247,002
Accruals, deferred income
and other liabilities	210	—				1,545	19	10,393	12,167
Retirement benefit liabilities								334	334
Deferred taxation								2,063	2,063
Subordinated liabilities (9)	—	358				27,438		—	27,796
	436,159	11,299	1,270			606,296	19	12,790	1,067,833
Equity									47,835
									1,115,668

Notes on the accounts continued

9 Financial instruments (continued)

	Group
	Held-for-trading	Designated as at fair value through profit or loss	Hedging derivatives	Available-for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	6,121		—		6,121
Treasury and other eligible bills (1)	4,516	—		982	—		—		5,498
Loans and advances to banks (2)	52,735	376		—	25,425		—		78,536
Loans and advances to customers (3)	73,696	1,327		—	381,962		11,521		468,506
Debt securities	95,193	3,433		21,991	561		—		121,178
Equity shares	3,038	590		1,815	—		—		5,443
Settlement balances	—	—		—	7,425		—		7,425
Derivatives	115,542	—	1,181	—	—		—		116,723
Intangible assets								17,771	17,771
Property, plant and equipment								15,050	15,050
Prepayments, accrued income
and other assets	—	—		—	16		—	5,960	5,976
	344,720	5,726	1,181	24,788	421,510		11,521	38,781	848,227

Liabilities
Deposits by banks (4)	57,452	—				74,290	—		131,742
Customer accounts (5), (6)	48,057	1,677				334,986	—		384,720
Debt securities in issue (7, 8)	2,141	10,499				69,966	—		82,606
Settlement balances and
short positions	43,809	—				5,667	—		49,476
Derivatives	117,278	—	835			—	—		118,113
Accruals, deferred income
and other liabilities	—	—				1,453	89	10,021	11,563
Retirement benefit liabilities								1,971	1,971
Deferred taxation								1,918	1,918
Subordinated liabilities (9)	—	124				27,662	—	—	27,786
	268,737	12,300	835			514,024	89	13,910	809,895
Equity									38,332
									848,227

Notes:
(1)	Comprises treasury bills and similar securities of £14,604 million (2006 – £5,407 million) and other eligible bills of £1,914 million (2006 – £91 million).
(2)
Includes reverse repurchase agreements of £67,619 million (2006 – £54,152 million), items in the course of collection from other banks of £2,729 million (2006 – £3,471 million) and amounts due from fellow subsidiaries of £1,966 million (2006 – nil).

(3)
Includes reverse repurchase agreements of £79,056 million (2006 – £62,908 million), amounts due from holding company of £5,572 million (2006 – £738 million) and amounts due from fellow subsidiaries of £3,516 million (2006 – £2,299 million).

(4)	Includes repurchase agreements of £75,154 million (2006 – £76,376 million) and items in the course of transmission to other banks of £372 million (2006 – £799 million).
(5)
Includes repurchase agreements of £75,029 million (2006 – £63,984 million), amounts due to holding company of £1,012 million (2006 – £653 million) and amounts due to fellow subsidiaries of £2,105 million (2006 – £2,146 million).

(6)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £77 million (2006 – £140 million) greater than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(7)	Comprises bonds and medium term notes of £40,945 million (2006 – £40,689 million) and certificates of deposit and other commercial paper of £89,187 million (2006 – £41,917 million).
(8)
£152 million (2006 – nil) has been recognised in profit or loss for changes in credit risk associated with these liabilities measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £317 million (2006 – £383 million) lower than the principal amount.

(9)	Includes amounts due to holding company of £6,113 million (2006 – £6,527 million).

Amounts included in the income statement:
		Group
	2007	2006	2005
	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	721	344	62
Gains on disposal or settlement of loans and receivables	10	21	25

On the initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data become observable; or when the transaction matures or is closed out as appropriate. At 31 December 2007, net gains of £62 million (2006 – £15 million) were carried forward in the balance sheet. During the year net gains of £57 million (2006 – £3 million) were deferred and £10 million (2006 – £4 million) released to profit or loss.

	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other (amortised cost)	Non financial assets/ liabilities	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	3,333			3,333
Treasury and other eligible bills (1)	14,044	—		156	—			14,200
Loans and advances to banks (2)	60,640	—		—	31,342			91,982
Loans and advances to customers (3)	109,992	791		—	218,364			329,147
Debt securities	83,411	996		8,643	—			93,050
Equity shares	3,634	10		375	—			4,019
Investments in Group undertakings	—	—		—	—		22,210	22,210
Settlement balances	—	—		—	2,046			2,046
Derivatives	251,196	—	647	—	—			251,843
Intangible assets							295	295
Property, plant and equipment							2,116	2,116
Prepayments, accrued income
and other assets	—	—		—	—		1,999	1,999
	522,917	1,797	647	9,174	255,085		26,620	816,240
Liabilities
Deposit by banks (4)	71,261	—				125,707		196,968
Customer accounts (5, 6)	57,823	54				140,049		197,926
Debt securities in issue (7, 8)	9,455	8,895				61,527		79,877
Settlement balances and
short positions	30,567	—				3,110	—	33,677
Derivatives	247,663	—	501			—	—	248,164
Accruals, deferred income
and other liabilities	210	—				1,080	4,493	5,783
Retirement benefit liabilities	—	—				—	11	11
Subordinated liabilities	—	358				22,387	—	22,745
	416,979	9,307	501			353,860	4,504	785,151
Equity								31,089
								816,240

Notes on the accounts continued

9 Financial instruments (continued)

					Bank
	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	3,694		—		3,694
Treasury and other eligible bills (1)	4,437	—		933	—		—		5,370
Loans and advances to banks (2)	46,248	—		—	32,255		—		78,503
Loans and advances to customers (3)	55,667	243		—	188,908		—		244,818
Debt securities	68,050	938		5,290	—		—		74,278
Equity shares	2,996	—		372	—		—		3,368
Investments in Group undertakings	—	—		—	—		—	21,918	21,918
Settlement balances	—	—		—	3,829		—		3,829
Derivatives	116,368	—	719	—	—		—		117,087
Intangible assets								172	172
Property, plant and equipment								2,022	2,022
Prepayments, accrued income
and other assets	—	—		—			—	2,874	2,874
	293,766	1,181	719	6,595	228,686		—	26,986	557,933
Liabilities
Deposits by banks (4)	66,805	—				82,934	—		149,739
Customer accounts (5, 6)	37,151	14				135,539	—		172,704
Debt securities in issue (7, 8)	2,058	10,355				29,401	—		41,814
Settlement balances and
short positions	22,341	—				2,866	—		25,207
Derivatives	117,624	—	633			—	—		118,257
Accruals, deferred income
and other liabilities	—	—				1,048	45	4,258	5,351
Retirement benefit liabilities								27	27
Subordinated liabilities	—	124				22,279	—	—	22,403
	245,979	10,493	633			274,067	45	4,285	535,502
Equity									22,431
									557,933

Notes:
(1)	Comprises treasury bills and similar securities of £14,200 million (2006 – £5,369 million) and other eligible bills of nil (2006 – £1 million).
(2)
Includes reverse repurchase agreements of £52,128 million (2006 – £41,703 million), items in the course of collection from other banks of £530 million (2006 – £793 million) and amounts due from subsidiaries of £22,367 million (2006 – £19,159 million) and amounts due from fellow subsidiaries of £1,748 million (2006 – nil).

(3)
Includes reverse repurchase agreements of £58,785 million (2006 – £39,924 million), amounts due from subsidiaries of £66,102 million (2006 – £50,970 million), amounts due from fellow subsidiaries of £2,666 million (2006 – £2,189 million) and amounts due from holding company of £5,572 million (2006 – nil).

(4)
Includes repurchase agreements of £59,955 million (2006 – £52,134 million), items in the course of transmission to other banks of £68 million (2006 – £425 million), amounts due to subsidiaries of £74,006 million (2006 – £60,675 million) and amounts due to fellow subsidiaries of £8,473 million (2006 – nil).

(5)
Includes repurchase agreements of £30,177 million (2006 – £24,165 million), amounts due to fellow subsidiaries of £123 million (2006 -– £1,517 million), amounts due to holding company of £1,013 million (2006 – £653 million) and amounts due to subsidiaries of £53,565 million (2006 – £55,530 million).

(6)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £15 million lower (2006 – £140 million greater) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(7)	Comprises bonds and medium term notes of £17,274 million (2006 – £18,774 million) and certificates of deposit and other commercial paper of £62,603 (2006 – £23,040 million).
(8)
£152 million (2006 – nil) has been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £252 million (2006 – £383 million) lower than the principal amount.

The following table shows the carrying values and the fair values of financial instruments on the balance sheets carried at amortised cost.

	Group				Bank
	2007	2007	2006	2006	2007	2007	2006	2006
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	5,559	5,559	6,121	6,121	3,333	3,333	3,694	3,694

Loans and advances to banks
Loans and receivables	23,649	23,644	25,425	25,401	31,342	31,343	32,255	32,234

Loans and advances to customers
Loans and receivables	430,837	433,655	381,962	383,046	218,364	218,490	188,908	189,027
Finance leases	12,570	12,376	11,521	11,504	—	—	—	—

Debt securities
Loans and receivables	500	500	561	561	—	—	—	—

Settlement balances	5,326	5,326	7,425	7,425	2,046	2,046	3,829	3,829

Financial liabilities
Deposits by banks
Amortised cost	79,794	79,614	74,290	74,107	125,707	125,697	82,934	82,933

Customer accounts
Amortised cost	379,072	378,793	334,986	334,767	140,049	139,985	135,539	135,511

Debt securities in issue
Amortised cost	111,656	111,676	69,966	70,229	61,527	61,530	29,401	29,401

Settlement balances and
short positions	6,791	6,791	5,667	5,667	3,110	3,110	2,866	2,866

Subordinated liabilities
Amortised cost	27,438	26,206	27,662	28,738	22,387	21,137	22,279	22,861

Notes on the accounts continued

9	Financial instruments (continued)
Remaining maturity

			Group
		2007			2006
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	5,559	—	5,559	6,121	—	6,121
Treasury and other eligible bills	16,397	121	16,518	5,498	—	5,498
Loans and advances to banks	91,951	4,395	96,346	78,148	388	78,536
Loans and advances to customers	251,553	299,896	551,449	262,835	205,671	468,506
Debt securities	18,196	129,718	147,914	24,060	97,118	121,178
Equity shares	—	5,509	5,509	—	5,443	5,443
Settlement balances	5,298	28	5,326	7,425	—	7,425
Derivatives	45,698	204,207	249,905	28,007	88,716	116,723

Liabilities
Deposits by banks	143,919	7,589	151,508	124,349	7,393	131,742
Customer accounts	430,297	12,685	442,982	374,157	10,563	384,720
Debt securities in issue	79,552	50,580	130,132	39,620	42,986	82,606
Settlement balances and short positions	30,597	23,252	53,849	26,450	23,026	49,476
Derivatives	49,628	197,374	247,002	30,081	88,032	118,113
Subordinated liabilities	811	26,985	27,796	675	27,111	27,786

	Bank
		2007			2006
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	3,333	—	3,333	3,694	—	3,694
Treasury and other eligible bills	14,079	121	14,200	5,365	5	5,370
Loans and advances to banks	85,920	6,062	91,982	74,730	3,773	78,503
Loans and advances to customers	185,992	143,155	329,147	189,082	55,736	244,818
Debt securities	12,966	80,084	93,050	22,589	51,689	74,278
Equity shares	—	4,019	4,019	—	3,368	3,368
Settlement balances	2,018	28	2,046	3,829	—	3,829
Derivatives	46,016	205,827	251,843	27,745	89,342	117,087

Liabilities
Deposits by banks	190,825	6,143	196,968	145,745	3,994	149,739
Customer accounts	183,887	14,039	197,926	159,739	12,965	172,704
Debt securities in issue	58,420	21,457	79,877	22,963	18,851	41,814
Settlement balances and short positions	26,100	7,577	33,677	22,778	2,429	25,207
Derivatives	49,633	198,531	248,164	29,750	88,507	118,257
Subordinated liabilities	603	22,142	22,745	538	21,865	22,403

10	Asset quality
Asset grades

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these Group  level asset quality grades are as follows:

Asset	Annual probability of default
quality	Minimum	Midpoint	Maximum
grade	%	%	%
AQ1	0.00	0.10	0.20
AQ2	0.21	0.40	0.60
AQ3	0.61	1.05	1.50
AQ4	1.51	3.25	5.00
AQ5	5.01	52.50	100.00

The following table provides an analysis of the credit quality of financial assets by the Group’s internal credit ratings.

					Group
	AQ1	AQ2	AQ3	AQ4	AQ5	Balances with Group companies	Accruing past due	Non-accrual	Impairment provision	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	5,559	—	—	—	—	—	—	—	—	5,559
Treasury and other eligible bills	16,507	—	11	—	—	—	—	—	—	16,518
Loans and advances to banks*	89,357	1,772	426	94	2	1,966	—	2	(2)	93,617
Loans and advances to customers	191,451	109,460	163,792	46,293	19,850	9,088	9,083	6,665	(4,233)	551,449
Debt securities	136,884	8,026	1,372	466	1,165	—	—	1	—	147,914
Settlement balances	3,228	98	344	21	68	—	1,567	—	—	5,326
Derivatives	219,700	21,166	4,801	894	394	2,950	—	—	—	249,905
Other financial instruments	19	—	—	—	—	—	—	—	—	19
	662,705	140,522	170,746	47,768	21,479	14,004	10,650	6,668	(4,235)	1,070,307

Commitments	95,664	73,221	60,895	19,797	12,177	—	—	—	—	261,754
Contingent liabilities	7,658	7,915	4,989	1,214	1,100	—	—	—	—	22,876
Total off-balance sheet	103,322	81,136	65,884	21,011	13,277	—	—	—	—	284,630

2006
Cash and balances at central banks	6,121	—	—	—	—	—	—	—	—	6,121
Treasury and other eligible bills	5,498	—	—	—	—	—	—	—	—	5,498
Loans and advances to banks*	73,443	748	416	346	111	—	1	2	(2)	75,065
Loans and advances to customers	149,226	85,511	124,215	72,622	23,283	3,037	8,324	6,215	(3,927)	468,506
Debt securities	116,079	2,707	1,206	345	841	—	—	3	(3)	121,178
Settlement balances	4,936	473	261	454	—	—	1,301	—	—	7,425
Derivatives	89,292	18,827	7,776	505	281	42	—	—	—	116,723
Other financial instruments	16	—	—	—	—	—	—	—	—	16
	444,611	108,266	133,874	74,272	24,516	3,079	9,626	6,220	(3,932)	800,532

Commitments	112,705	52,279	46,742	18,954	14,577	—	—	—	—	245,257
Contingent liabilities	6,172	7,870	3,453	1,468	883	—	—	—	—	19,846
Total off-balance sheet	118,877	60,149	50,195	20,422	15,460	—	—	—	—	265,103

* Excluding items in the course of collection of £2,729 million (2006 – £3,471 million).

Notes on the accounts continued

10 Asset quality (continued)

 The following table provides an analysis of the credit quality of financial assets by the Group’s internal credit ratings.

					Bank
	AQ1	AQ2	AQ3	AQ4	AQ5	Balances with Group companies	Accruing past due	Non-accrual	Impairment provision	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	3,333	—	—	—	—	—	—	—	—	3,333
Treasury and other eligible bills	14,189	—	11	—	—	—	—	—	—	14,200
Loans and advances to banks*	66,418	574	275	70	—	24,115	—	—	—	91,452
Loans and advances to customers	97,715	59,825	75,432	12,645	5,874	74,340	2,501	2,088	(1,273)	329,147
Debt securities	84,114	5,699	1,243	338	1,044	612	—	—	—	93,050
Settlement balances	1,273	89	130	—	39	—	515	—	—	2,046
Derivatives	218,218	20,879	4,575	795	367	7,009	—	—	—	251,843
	485,260	87,066	81,666	13,848	7,324	106,076	3,016	2,088	(1,273)	785,071

Commitments	61,866	39,825	31,604	6,478	5,784	258	—	—	—	145,815
Contingent liabilities	5,876	5,187	2,962	278	703	—	—	—	—	15,006
Total off-balance sheet	67,742	45,012	34,566	6,756	6,487	258	—	—	—	160,821

2006
Cash and balances at central banks	3,694	—	—	—	—	—	—	—	—	3,694
Treasury and other eligible bills	5,222	—	—	—	—	148	—	—	—	5,370
Loans and advances to banks*	57,453	566	379	50	103	19,159	—	—	—	77,710
Loans and advances to customers	56,563	45,225	49,707	26,994	10,614	53,159	1,709	2,200	(1,353)	244,818
Debt securities	69,798	1,490	401	267	410	1,912	—	3	(3)	74,278
Settlement balances	3,010	345	10	358	—	—	106	—	—	3,829
Derivatives	88,128	18,608	7,594	474	273	2,010	—	—	—	117,087
	283,868	66,234	58,091	28,143	11,400	76,388	1,815	2,203	(1,356)	526,786

Commitments	75,976	26,139	19,938	6,793	6,560	786	—	—	—	136,192
Contingent liabilities	3,591	5,108	2,433	728	643	—	—	—	—	12,503
Total off-balance sheet	79,567	31,247	22,371	7,521	7,203	786	—	—	—	148,695

* Excluding items in the course of collection of £530 million (2006 – £793 million).

Industry risk – geographical analysis

The following tables analyse financial assets by location of office and by industry type.

			Group
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2007	£m	£m	£m	£m	£m	£m
UK
Central and local government	4,722	15,280	1,157	—	21,159	1,531
Manufacturing	19,574	211	1,517	—	21,302	4,031
Construction	12,249	3	741	—	12,993	1,684
Finance	173,741	74,137	229,971	1,678	479,527	234,246
Service industry and business activities	69,011	5,125	4,412	—	78,548	6,690
Agriculture, forestry and fishing	2,564	1	58	—	2,623	104
Property	59,821	603	969	7	61,400	2,033
Individuals
Home mortgages	72,726	—	5	—	72,731	—
Other	27,408	260	15	—	27,683	7
Finance leases and instalment credit	15,632	131	27	—	15,790	—
Interest accruals	2,202	857	—	—	3,059	—
Total UK	459,650	96,608	238,872	1,685	796,815	250,326

US
Central and local government	347	22,982	—	212	23,541	—
Manufacturing	5,412	236	—	—	5,648	—
Construction	793	96	—	—	889	—
Finance	26,722	36,843	9,470	2,800	75,835	7,417
Service industry and business activities	14,254	1,388	233	—	15,875	1
Agriculture, forestry and fishing	20	—	—	—	20	—
Property	6,339	—	—	—	6,339	—
Individuals
Home mortgages	27,882	—	—	—	27,882	—
Other	10,879	—	—	—	10,879	—
Finance leases and instalment credit	2,228	—	—	—	2,228	—
Interest accruals	619	379	—	—	998	2
Total US	95,495	61,924	9,703	3,012	170,134	7,420

Europe
Central and local government	551	960	10	—	1,521	—
Manufacturing	5,868	—	—	—	5,868	—
Construction	3,519	—	—	—	3,519	—
Finance	10,984	790	1,011	28	12,813	—
Service industry and business activities	13,391	19	7	—	13,417	16
Agriculture, forestry and fishing	588	—	—	—	588	—
Property	12,971	67	—	—	13,038	—
Individuals
Home mortgages	16,276	18	—	—	16,294	—
Other	5,111	—	—	—	5,111	—
Finance leases and instalment credit	1,620	—	—	—	1,620	—
Interest accruals	277	1	—	—	278	—
Total Europe	71,156	1,855	1,028	28	74,067	16

Rest of the World
Central and local government	239	1,054	—	—	1,293	—
Manufacturing	214	—	—	—	214	—
Construction	463	4	—	—	467	1
Finance	18,176	8,477	38	575	27,266	69
Service industry and business activities	3,103	1	9	—	3,113	2
Agriculture, forestry and fishing	11	—	—	—	11	—
Property	1,751	52	1	—	1,804	—
Individuals
Home mortgages	477	—	—	—	477	—
Other	1,149	—	—	—	1,149	—
Finance leases and instalment credit	18	—	254	45	317	—
Interest accruals	128	11	—	—	139	—
Total Rest of the World	25,729	9,599	302	620	36,250	72

Notes on the accounts continued

10 Asset quality (continued)

			Group
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset (2)
2007	£m	£m	£m	£m	£m	£m
Total
Central and local government	5,859	40,276	1,167	212	47,514	1,531
Manufacturing	31,068	447	1,517	—	33,032	4,031
Construction	17,024	103	741	—	17,868	1,685
Finance	229,623	120,250	240,490	5,081	595,444	241,732
Service industry and business activities	99,759	6,533	4,661	—	110,953	6,709
Agriculture, forestry and fishing	3,183	1	58	—	3,242	104
Property	80,882	719	970	7	82,578	2,033
Individuals
Home mortgages	117,361	18	5	—	117,384	—
Other	44,547	260	15	—	44,822	7
Finance leases and instalment credit	19,498	131	281	45	19,955	—
Interest accruals	3,226	1,248	—	—	4,474	2
	652,030	169,986	249,905	5,345	1,077,266	257,834

Notes:
(1)	Includes settlement balances of £5,326 million.
(2)
This column shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

	Group
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset (2)
2006	£m	£m	£m	£m	£m	£m
UK
Central and local government	7,629	27,446	345	1,624	37,044	1,553
Manufacturing	15,259	482	915	15	16,671	4,540
Construction	9,667	60	179	3	9,909	1,458
Finance	127,513	43,019	80,619	1,513	252,664	93,403
Service industry and business activities	57,895	2,865	2,616	642	64,018	5,289
Agriculture, forestry and fishing	2,819	1	3	—	2,823	99
Property	51,303	486	646	11	52,446	1,291
Individuals
Home mortgages	70,884	—	1	—	70,885	—
Other	27,269	221	29	—	27,519	61
Finance leases and instalment credit	14,218	5	—	—	14,223	189
Interest accruals	1,823	62	—	—	1,885	—
Total UK	386,279	74,647	85,353	3,808	550,087	107,883

US
Central and local government	435	24,006	—	102	24,543	1
Manufacturing	3,842	251	157	—	4,250	52
Construction	790	48	12	—	850	—
Finance	31,785	28,260	29,989	3,495	93,529	26,037
Service industry and business activities	10,678	1,247	168	—	12,093	22
Agriculture, forestry and fishing	64	—	—	—	64	—
Property	5,781	—	24	—	5,805	19
Individuals
Home mortgages	34,230	—	—	—	34,230	—
Other	11,643	—	—	—	11,643	—
Finance leases and instalment credit	2,282	—	—	—	2,282	—
Interest accruals	526	343	—	—	869	2
Total US	102,056	54,155	30,350	3,597	190,158	26,133

	Group
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2006	£m	£m	£m	£m	£m	£m
Europe
Central and local government	488	423	—	3	914	—
Manufacturing	4,067	—	—	—	4,067	—
Construction	2,751	—	—	—	2,751	—
Finance	5,989	1,297	860	17	8,163	7
Service industry and business activities	9,608	87	7	8	9,710	—
Agriculture, forestry and fishing	469	2	—	—	471	—
Property	8,781	21	—	—	8,802	—
Individuals
Home mortgages	13,661	—	—	—	13,661	—
Other	3,733	—	—	—	3,733	—
Finance leases and instalment credit	1,325	—	—	—	1,325	—
Interest accruals	221	—	—	—	221	—
Total Europe	51,093	1,830	867	28	53,818	7

Rest of the World
Central and local government	185	921	16	—	1,122	1
Manufacturing	129	—	3	—	132	3
Construction	80	—	—	—	80	—
Finance	6,113	587	106	7	6,813	2,271
Service industry and business activities	2,664	10	27	1	2,702	2
Agriculture, forestry and fishing	13	—	—	—	13	—
Property	1,250	19	1	—	1,270	—
Individuals
Home mortgages	273	—	—	—	273	—
Other	782	—	—	—	782	—
Finance leases and instalment credit	10	—	—	—	10	—
Interest accruals	44	—	—	—	44	—
Total Rest of the World	11,543	1,537	153	8	13,241	2,277

Total
Central and local government	8,737	52,796	361	1,729	63,623	1,555
Manufacturing	23,297	733	1,075	15	25,120	4,595
Construction	13,288	108	191	3	13,590	1,458
Finance	171,400	73,163	111,574	5,032	361,169	121,718
Service industry and business activities	80,845	4,209	2,818	651	88,523	5,313
Agriculture, forestry and fishing	3,365	3	3	—	3,371	99
Property	67,115	526	671	11	68,323	1,310
Individuals
Home mortgages	119,048	—	1	—	119,049	—
Other	43,427	221	29	—	43,677	61
Finance leases and instalment credit	17,835	5	—	—	17,840	189
Interest accruals	2,614	405	—	—	3,019	2
	550,971	132,169	116,723	7,441	807,304	136,300

Note:
(1)	Includes settlement balances of £7,425 million.
(2)
This column shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

unts
Notes on the accounts continued

10 Asset quality (continued)

 Industry risk – geographical analysis

			Bank
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other	Total	Netting offset(1)
2007	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,396	13,379	1,158	—	16,933	387
Manufacturing	11,470	209	1,416	—	13,095	1,775
Construction	5,834	3	716	—	6,553	768
Finance	178,673	73,290	232,670	1,673	486,306	233,878
Service industry and business activities	42,694	5,710	4,228	—	52,632	2,143
Agriculture, forestry and fishing	800	—	56	—	856	87
Property	33,741	545	866	7	35,159	588
Individuals
Home mortgages	35,710	—	1	—	35,711	—
Other	8,213	—	6	—	8,219	—
Finance leases and instalment credit	708	128	27	—	863	—
Interest accruals	1,554	854	—	—	2,408	—
Total UK	321,793	94,118	241,144	1,680	658,735	239,626

US
Central and local government	73	1,892	—	—	1,965	—
Manufacturing	2,307	124	—	—	2,431	—
Construction	217	48	—	—	265	—
Finance	31,867	10,799	10,400	321	53,387	4,932
Service industry and business activities	6,640	558	—	—	7,198	—
Property	724	—	—	—	724	—
Finance leases and instalment credit	36	—	—	—	36	—
Interest accruals	67	83	—	—	150	—
Total US	41,931	13,504	10,400	321	66,156	4,932

Europe
Central and local government	389	—	10	—	399	—
Manufacturing	3,910	—	—	—	3,910	—
Construction	630	—	—	—	630	—
Finance	18,964	37	—	—	19,001	—
Service industry and business activities	6,897	—	—	—	6,897	—
Property	4,938	—	—	—	4,938	—
Individuals
Home mortgages	3	—	—	—	3	—
Other	1	—	—	—	1	—
Finance leases and instalment credit	113	—	—	—	113	—
Interest accruals	100	1	—	—	101	—
Total Europe	35,945	38	10	—	35,993	—

Rest of the World
Central and local government	239	1,053	—	—	1,292	—
Manufacturing	214	—	—	—	214	—
Construction	443	—	—	—	443	1
Finance	6,211	2,530	24	—	8,765	69
Service industry and business activities	13,497	—	10	—	13,507	2
Agriculture, forestry and fishing	11	—	—	—	11	—
Property	1,751	26	1	—	1,778	—
Individuals
Home mortgages	280	—	—	—	280	—
Other	3	—	—	—	3	—
Finance leases and instalment credit	18	—	254	45	317	—
Interest accruals	66	—	—	—	66	—
Total Rest of the World	22,733	3,609	289	45	26,676	72

			Bank
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other	Total	Netting offset(1)
2007	£m	£m	£m	£m	£m	£m
Total
Central and local government	3,097	16,324	1,168	—	20,589	387
Manufacturing	17,901	333	1,416	—	19,650	1,775
Construction	7,124	51	716	—	7,891	769
Finance	235,715	86,656	243,094	1,994	567,459	238,879
Service industry and business activities	69,728	6,268	4,238	—	80,234	2,145
Agriculture, forestry and fishing	811	—	56	—	867	87
Property	41,154	571	867	7	42,599	588
Individuals
Home mortgages	35,993	—	1	—	35,994	—
Other	8,217	—	6	—	8,223	—
Finance leases and instalment credit	875	128	281	45	1,329	—
Interest accruals	1,787	938	—	—	2,725	—
	422,402	111,269	251,843	2,046	787,560	244,630

Note:
(1)
This column shows the amount by which the Bank’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Bank a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Bank holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

			Bank
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other	Total	Netting offset(1)
2006	£m	£m	£m	£m	£m	£m
UK
Central and local government	5,258	26,016	341	1,624	33,239	504
Manufacturing	7,222	466	837	15	8,540	1,366
Construction	4,330	56	146	3	4,535	691
Finance	163,937	41,747	82,097	1,502	289,283	93,087
Service industry and business activities	34,137	2,388	2,421	642	39,588	1,582
Agriculture, forestry and fishing	786	—	2	—	788	65
Property	29,824	429	720	11	30,984	546
Individuals
Home mortgages	35,549	—	—	—	35,549	—
Other	8,635	30	26	—	8,691	1
Finance leases and instalment credit	1,085	1	—	—	1,086	83
Interest accruals	1,304	60	—	—	1,364	—
Total UK	292,067	71,193	86,590	3,797	453,647	97,925

US
Central and local government	93	365	—	—	458	1
Manufacturing	1,189	2	157	—	1,348	52
Construction	259	—	12	—	271	—
Finance	6,925	9,071	29,770	29	45,795	24,771
Service industry and business activities	4,355	604	109	—	5,068	23
Property	385	—	24	—	409	19
Finance leases and instalment credit	113	—	—	—	113	—
Interest accruals	45	47	—	—	92	—
Total US	13,364	10,089	30,072	29	53,554	24,866

Notes on the accounts continued

10 Asset quality (continued)

 Industry risk – geographical analysis
		Bank
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other	Total	Netting offset(1)
2006	£m	£m	£m	£m	£m	£m
Europe
Central and local government	220	114	—	3	337	—
Manufacturing	2,936	—	—	—	2,936	—
Construction	437	—	—	—	437	—
Finance	1,206	95	272	—	1,573	4
Service industry and business activities	4,515	—	1	—	4,516	—
Property	2,697	—	—	—	2,697	—
Individuals
Home mortgages	2	—	—	—	2	—
Other	1	—	—	—	1	—
Finance leases and instalment credit	—	—	—	—	—	—
Interest accruals	76	—	—	—	76	—
Total Europe	12,090	209	273	3	12,575	4

Rest of the World
Central and local government	185	920	16	—	1,121	1
Manufacturing	129	—	3	—	132	3
Construction	61	—	—	—	61	—
Finance	2,636	587	107	—	3,330	2,271
Service industry and business activities	2,644	2	25	—	2,671	1
Agriculture, forestry and fishing	13	—	—	—	13	—
Property	1,250	19	1	—	1,270	—
Individuals
Home mortgages	183	—	—	—	183	—
Other	1	—	—	—	1	—
Finance leases and instalment credit	10	—	—	—	10	—
Interest accruals	41	—	—	—	41	—
Total Rest of the World	7,153	1,528	152	—	8,833	2,276

Total
Central and local government	5,756	27,415	357	1,627	35,155	506
Manufacturing	11,476	468	997	15	12,956	1,421
Construction	5,087	56	158	3	5,304	691
Finance	174,704	51,500	112,246	1,531	339,981	120,133
Service industry and business activities	45,651	2,994	2,556	642	51,843	1,606
Agriculture, forestry and fishing	799	—	2	—	801	65
Property	34,156	448	745	11	35,360	565
Individuals
Home mortgages	35,734	—	—	—	35,734	—
Other	8,637	30	26	—	8,693	1
Finance leases and instalment credit	1,208	1	—	—	1,209	83
Interest accruals	1,466	107	—	—	1,573	—
	324,674	83,019	117,087	3,829	528,609	125,071

Note:
(1)
This column shows the amount by which the Bank’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Bank a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Bank holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

11    Past due and impaired financial assets

The following tables show the movement in the provision for impairment losses for loans and advances.

			Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2007	2006	2005
	£m	£m	£m	£m	£m	£m
At 1 January	697	2,639	593	3,929	3,886	4,171
Implementation of IAS 39 on 1 January 2005	—	—	—	—	—	(28)
Currency translation and other adjustments	19	12	(1)	30	(62)	52
Acquisitions	—	—	6	6	—	—
Amounts written-off (1)	(265)	(1,387)	—	(1,652)	(1,841)	(2,040)
Recoveries of amounts previously written-off	19	226	—	245	215	170
Charged to the income statement	197	1,644	2	1,843	1,873	1,705
Unwind of discount	(28)	(138)	—	(166)	(142)	(144)
At 31 December (2)	639	2,996	600	4,235	3,929	3,886

  Notes:
(1)  Amounts written-off include £2 million in 2005 relating to loans and advances to banks.
(2)  Impairment losses at 31 December 2007 include £2 million relating to loans and advances to banks (2006 – £2 million; 2005 – £3 million).

			Bank
	Individually	Collectively		Total
	assessed	assessed	Latent	2007	2006	2005
	£m	£m	£m	£m	£m	£m
At 1 January	362	796	195	1,353	1,219	1,350
Implementation of IAS 39 on 1 January 2005	—	—	—	—	—	(23)
Currency translation and other adjustments	11	20	(40)	(9)	76	25
Acquisitions	—	—	—	—	—	2
Amounts written-off	(114)	(439)	—	(553)	(634)	(803)
Recoveries of amounts previously written-off	3	73	—	76	63	48
Charged to the income statement	29	415	27	471	692	677
Unwind of discount	(14)	(51)	—	(65)	(63)	(57)
At 31 December	277	814	182	1,273	1,353	1,219

		Group
	2007	2006	2005
Impairment losses charged to the income statement	£m	£m	£m
Loans and advances to customers	1,843	1,873	1,705
Debt securities	20	—	—
Equity shares	2	—	4
	22	—	4
	1,865	1,873	1,709

	2007	2006	2005
Group	£m	£m	£m
Gross income not recognised but which would have been
recognised under the original terms of non-accrual and restructured loans
Domestic	390	370	334
Foreign	64	77	62
	454	447	396
Interest on non-accrual and restructured loans included in net interest income
Domestic	165	142	130
Foreign	16	15	14
	181	157	144

Notes on the accounts continued

11 Past due and impaired financial assets (continued)

The following tables show analyses of impaired financial assets.

		2007			2006
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
Group	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and advances to banks (1)	2	2	—	2	2	—
Loans and advances to customers (2)	6,665	3,633	3,032	6,215	3,334	2,881
Debt securities (1)	1	—	1	3	3	—
Equity shares (1)	54	45	9	60	47	13
	6,722	3,680	3,042	6,280	3,386	2,894

		2007			2006
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
Bank	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and advances to customers (3)	2,088	1,091	997	2,200	1,158	1,042
Debt securities (1)	—	—	—	3	3	—
	2,088	1,091	997	2,203	1,161	1,042

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £1,226 million (2006 – £1,196 million).
(3)	Impairment provisions individually assessed on balances of £518 million (2006 – £642 million).

The Group and Bank hold collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

The following table shows financial and non-financial assets, recognised on the Group's balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	2007	2006
Group	£m	£m
Residential property	31	12
Cash	18	9
Other assets	4	3
	53	24

	2007	2006
Bank	£m	£m
Cash	15	8

In general, the Group seeks to dispose of property and other assets obtained by taking possession of collateral that are not readily convertible into cash as rapidly as the market for the individual asset permits.

The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	Group					Bank
	Past due 1-29 days	Past due 30-59 days	Past due 60-89 days	Past due 90 days or more	Total	Past due 1-29 days	Past due 30-59 days	Past due 60-89 days	Past due 90 days or more	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2007	6,233	1,613	981	256	9,083	1,703	440	190	168	2,501

2006	6,254	1,300	665	105	8,324	1,100	432	167	10	1,709

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £577 million (Bank – £259 million) as at 31 December 2007 (2006: Group – £744 million; Bank – £511 million).

12  Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, credit and interest rate risk.

The Group enters into fair value and cash flow hedges and hedges of net investments in foreign operations. Fair value hedges principally involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Similarly the majority of the Group’s cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities and hedged by interest rate swaps for periods of up to 25 years. The Group hedges its net investments in foreign operations with currency borrowings and forward exchange contracts.

For cash flow hedge relationships of interest rate risk the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities.

For cash flow hedging relationships, the initial and ongoing prospective effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Prospective effectiveness is measured on a cumulative basis i.e. over the entire life of the hedge relationship. The method of calculating hedge ineffectiveness is the hypothetical derivative method. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the cash flows and actual movements in the fair value of the hedged cash flows from the interest rate swap over the life to date of the hedging relationship.

For fair value hedge relationships of interest rate risk the hedged items are typically large corporate fixed rate loans, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. The initial and ongoing prospective effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the hedged items attributable to the hedged risk with actual movements in the fair value of the hedging derivative over the life to date of the hedging relationship.

			Group
		2007			2006
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	1,669	16,486	18,091	1,168	11,295	11,806
Currency swaps	359	8,231	7,628	261	5,060	4,734
Options purchased	450	11,943	—	361	7,408	—
Options written	469	—	11,317	364	—	6,646

Interest rate contracts
Interest rate swaps	20,479	159,858	158,729	12,056	76,671	78,980
Options purchased	3,886	27,609	—	1,763	10,852	—
Options written	3,424	—	27,553	1,589	—	10,490
Futures and forwards	2,805	708	876	1,823	285	328

Credit derivatives	1,112	21,234	18,537	346	2,336	2,338

Equity and commodity contracts	110	3,836	4,271	82	2,816	2,791
		249,905	247,002		116,723	118,113
Included in the above are derivatives held for hedging purposes as follows:
Fair value hedging:
Interest rate swaps		546	379		804	384

Cash flow hedging:
Exchange rate contracts		4	24		41	—
Interest rate swaps		369	777		336	451

Net investment hedging:
Exchange rate contracts		—	90		—	—

Amounts above include:
Due from/to holding company		179	173		42	—
Due from/to fellow subsidiaries		2,771	2,740		—	2

Notes on the accounts continued

12  Derivatives (continued)

Hedge ineffectiveness recognised in other operating income comprised:

		Group
	2007	2006	2005
	£m	£m	£m
Fair value hedging:
Gains on the hedged items attributable to the hedged risk	66	219	56
Losses on the hedging instruments	(72)	(215)	(80)
Fair value ineffectiveness	(6)	4	(24)
Cash flow hedging ineffectiveness	9	4	12
	3	8	(12)

			Bank
		2007			2006
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	1,683	16,877	18,061	1,158	11,464	11,758
Currency swaps	363	8,896	7,927	263	5,562	4,756
Options purchased	452	12,022	—	361	7,416	—
Options written	471	—	11,400	364	—	6,626

Interest rate contracts
Interest rate swaps	20,544	160,563	159,071	11,904	76,504	79,119
Options purchased	3,816	27,549	—	1,603	10,831	—
Options written	3,364	—	27,545	1,488	—	10,473
Futures and forwards	2,781	707	876	1,627	284	328

Credit derivatives	1,124	21,539	18,998	357	2,345	2,333

Equity and commodity contracts	109	3,690	4,286	82	2,681	2,864
		251,843	248,164		117,087	118,257

Included in the above are derivatives held for hedging purposes as follows:
Fair value hedging:
Interest rate swaps		372	241		451	219

Cash flow hedging
Exchange rate contracts		4	24		41	—
Interest rate swaps		271	236		227	414

Amounts above include:
Due from/to holding company		179	173		42	—
Due from/to fellow subsidiaries		2,771	2,740		—	2
Due from/to subsidiaries		4,059	2,443		1,968	1,596

13 Debt securities
					Group
		US
		government		US
		state and		government	Bank and	Mortgage-
	UK	federal	Other	sponsored	building	backed
	government	agency	government	entity	society	securities (1)	Corporate	Other	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	7,746	11,544	21,457	18,422	1,016	34,888	25,026	370	120,469
Designated as at fair value through
profit or loss	1,881	397	6	–	123	203	140	104	2,854
Available-for-sale	605	5,249	1,390	5,831	5,816	3,091	1,368	741	24,091
Loans and receivables	–	–	–	–	–	500	–	–	500
At 31 December 2007	10,232	17,190	22,853	24,253	6,955	38,682	26,534	1,215	147,914

Available-for-sale
Gross unrealised gains	23	13	7	3	4	11	8	1	70
Gross unrealised losses	–	(35)	(2)	(66)	(29)	(59)	(5)	–	(196)

2006
Held-for-trading	8,122	10,965	13,839	10,065	34	28,658	23,194	316	95,193
Designated as at fair value through
profit or loss	1,285	–	85	–	470	98	1,203	292	3,433
Available-for-sale	307	6,227	1,210	6,651	4,019	2,760	493	324	21,991
Loans and receivables	–	–	–	–	–	–	21	540	561
At 31 December 2006	9,714	17,192	15,134	16,716	4,523	31,516	24,911	1,472	121,178

Available-for-sale
Gross unrealised gains	–	6	4	1	1	5	9	–	26
Gross unrealised losses	(1)	(88)	(20)	(142)	(8)	(46)	(2)	(13)	(320)

Note:
(1)	Excludes securities issued by US federal agencies and government sponsored entities.

Gross gains of £56 million (2006 – £33 million) and gross losses of £5 million (2006 – £16 million) were realised by the Group on the sale of available-for-sale securities.

					Bank
		US
		government		US
		state and		government	Bank and	Mortgage-
	UK	federal	Other	sponsored	building	backed
	government	agency	government	entity	society	securities (1)	Corporate	Other	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	7,746	3,210	15,856	230	1,016	30,667	24,320	366	83,411
Designated as at fair value
through profit or loss	–	241	–	–	–	202	553	–	996
Available-for-sale	605	2	450	–	4,918	505	2,016	147	8,643
At 31 December 2007	8,351	3,453	16,306	230	5,934	31,374	26,889	513	93,050
Available-for-sale
Gross unrealised gains	23	–	7	–	4	7	22	–	63
Gross unrealised losses	–	–	–	–	(3)	(1)	(3)	–	(7)

2006
Held-for-trading	8,122	725	13,752	1	34	22,136	22,969	311	68,050
Designated as at fair value
through profit or loss	–	–	–	–	–	98	840	–	938
Available-for-sale	307	566	286	–	3,207	601	323	–	5,290
At 31 December 2006	8,429	1,291	14,038	1	3,241	22,835	24,132	311	74,278

Available-for-sale
Gross unrealised gains	–	2	–	–	1	5	9	–	17
Gross unrealised losses	(1)	–	–	–	(2)	(4)	–	–	(7)

Note:
(1)	Excludes securities issued by US federal agencies and government sponsored entities.

Notes on the accounts continued

14 Equity shares
	Group
		2007			2006
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	3,617	169	3,786	3,033	5	3,038
Designated as at fair value through profit or loss	32	124	156	35	555	590
Available-for-sale	76	1,491	1,567	87	1,728	1,815
	3,725	1,784	5,509	3,155	2,288	5,443

Available-for-sale
Gross unrealised gains	27	108	135	35	178	213
Gross unrealised losses	(3)	(7)	(10)	–	(6)	(6)
	24	101	125	35	172	207

Gross gains of £415 million (2006 – £239 million) and gross losses of £0.2 million (2006 – £3 million) were realised by the Group on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £70 million (2006 – £67 million; 2005 – £90 million).

The Group’s private equity investments are generally unquoted. They are held for capital appreciation over the medium term. In December 2007, the Group disposed of a significant proportion of its private equity portfolio to private equity funds managed by the Group.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include the Group’s investments in the Federal Home Loans Bank and Federal Reserve Bank that are redeemable at cost of £0.5 billion (2006 – £0.8 billion) and in a fellow subsidiary £129 million (2006 – £129 million), together with a number of individually small shareholdings. Disposals in the year generated gains of £0.5 million (2006 – £56 million; 2005 – £85 million) based on cost of sales of £4 million (2006 – £14 million; 2005 – £17 million).

	Bank
		2007			2006
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	3,605	29	3,634	2,991	5	2,996
Designated as at fair value through profit or loss	–	10	10	–	–	–
Available-for-sale	5	370	375	51	321	372
	3,610	409	4,019	3,042	326	3,368
Available-for-sale
Gross unrealised gains	4	53	57	20	64	84

Disposals in the year of unquoted equity instruments classified as available-for-sale financial assets generated losses of £0.1 million (2006 – £21 million gains; 2005 – £58 million gains) based on cost of sales of nil (2006 – nil; 2005 – £3 million).

15 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2007	2006
	£m	£m
At 1 January	21,918	21,965
Currency translation and other adjustments	23	(391)
Additions	137	235
Additional investments in Group undertakings	424	449
Repayment of investments	(281)	(340)
Increase in provisions	(11)	–
At 31 December	22,210	21,918

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted with the exception of certain preference shares issued by NatWest. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

Country of incorporation
	Nature of	and principal area
	business	of operation
National Westminster Bank Plc (1)	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co (2)	Private Banking	Great Britain
Greenwich Capital Markets Inc (3)	Broker dealer	US
Ulster Bank Limited (3, 4)	Banking	Northern Ireland

Notes:
(1)	The Bank does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(3)	Shares are not directly held by the Bank.
(4)	Ulster Bank Limited and its subsidiaries also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return delivered to the Registrar of Companies for Scotland.

Notes on the accounts continued

16 Intangible assets
			Group
		Core	Other	Internally
		deposit	purchased	generated
	Goodwill	intangibles	intangibles	software	Total
2007	£m	£m	£m	£m	£m
Cost:
At 1 January 2007	16,834	265	275	2,518	19,892
Currency translation and other adjustments	(77)	(2)	–	4	(75)
Acquisitions of subsidiaries	66	12	–	–	78
Additions	–	–	6	445	451
Impairment of goodwill	(40)	–	–	–	(40)
Disposals and write-off of fully amortised assets	–	–	(3)	(84)	(87)
At 31 December 2007	16,783	275	278	2,883	20,219

Accumulated amortisation:
At 1 January 2007	–	127	97	1,897	2,121
Currency translation and other adjustments	–	–	–	1	1
Disposals and write-off of fully amortised assets	–	–	(1)	(80)	(81)
Charge for the year	–	49	35	333	417
At 31 December 2007	–	176	131	2,151	2,458

Net book value at 31 December 2007	16,783	99	147	732	17,761

2006
Cost:
At 1 January 2006	17,766	299	325	2,209	20,599
Currency translation and other adjustments	(922)	(34)	(48)	(1)	(1,005)
Additions	–	–	19	337	356
Disposal of subsidiaries	(10)	–	(1)	–	(11)
Disposals and write-off of fully amortised assets	–	–	(20)	(27)	(47)
At 31 December 2006	16,834	265	275	2,518	19,892

Accumulated amortisation:
At 1 January 2006	–	85	65	1,639	1,789
Currency translation and other adjustments	–	(12)	(8)	–	(20)
Disposals and write-off of fully amortised assets	–	–	–	(8)	(8)
Charge for the year	–	54	40	266	360
At 31 December 2006	–	127	97	1,897	2,121

Net book value at 31 December 2006	16,834	138	178	621	17,771

		Bank
		Internally
		generated
	Goodwill	software	Total
2007	£m	£m	£m
Cost:
At 1 January 2007	10	617	627
Currency translations and other adjustments	1	–	1
Additions	–	307	307
Disposals and write-off of fully amortised assets	–	(80)	(80)
At 31 December 2007	11	844	855

Accumulated amortisation:
At 1 January 2007	–	455	455
Disposals and write-off of fully amortised assets	–	(79)	(79)
Charge for the year	–	184	184
At 31 December 2007	–	560	560

Net book value at 31 December 2007	11	284	295

2006
Cost:
At 1 January 2006	10	520	530
Additions	–	105	105
Disposals and write-off of fully amortised assets	–	(8)	(8)
At 31 December 2006	10	617	627

Accumulated amortisation:
At 1 January 2006	–	352	352
Disposals and write-off of fully amortised assets	–	(8)	(8)
Charge for the year	–	111	111
At 31 December 2006	–	455	455

Net book value at 31 December 2006	10	162	172

Notes on the accounts continued

16 Intangible assets (continued)

Impairment review

The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value.

CGUs where goodwill is significant were as follows:

		Goodwill at 30 September
		2007	2006
	Basis	£m	£m
Global Banking & Markets	Fair value less costs to sell	2,346	2,341
UK Corporate Banking	Fair value less costs to sell	1,630	1,630
Retail	Fair value less costs to sell	4,278	4,365
Wealth Management	Fair value less costs to sell	1,100	1,105
Citizens – Retail Banking	Value in use	2,067	–
Citizens – Commercial Banking	Value in use	2,274	–
Citizens – Consumer Financial Services	Value in use	1,701	–
Citizens – Midstates	Value in use	–	5,598

The recoverable amounts for all CGUs, except for Citizens were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information were applied to each CGU. The multiples used for both 2007 and 2006 were in the range 9.5 – 13.0 times earnings after charging manufacturing costs.

The goodwill allocated to Global Banking & Markets, UK Corporate Banking, Retail and Wealth Management principally arose from the acquisition of NatWest in 2000. The recoverable amount of these cash generating units exceeds their carrying value by over £15 billion. The multiples or earnings would have to be less than one third of those used to cause the value in use of the units to equal their carrying value.

Further developments in the Group’s US businesses have led to divisionalisation on a product basis instead of the geographical basis used in 2006. The recoverable amount was based on a value in use methodology using management forecasts to 2012 (2006 – 2014). A terminal growth rate of 5% (2006 – 5%) and a discount rate of 11% (2006 – 10%) was used. The recoverable amount of Citizens exceeds its carrying value by over $5 billion. The profit growth rate would have to be approximately half the projected rate to cause the value in use of the unit to equal its carrying amount.

17 Property, plant and equipment
				Group
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2007	£m	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2007	4,884	2,420	276	1,254	2,959	7,151	18,944
Currency translation and other adjustments	96	5	1	3	5	(63)	47
Reclassifications	3	(4)	(2)	1	2	–	–
Additions	449	276	35	231	569	2,328	3,888
Expenditure on investment properties	41	–	–	–	–	–	41
Change in fair value of investment properties	288	–	–	–	–	–	288
Held-for-sale in disposal group	–	(4)	(13)	–	–	(422)	(439)
Disposals and write-off of fully depreciated assets	(2,330)	(482)	(89)	(44)	(149)	(2,609)	(5,703)
Acquisition of subsidiaries	–	14	6	–	1	–	21
At 31 December 2007	3,431	2,225	214	1,445	3,387	6,385	17,087

Accumulated depreciation and amortisation:
At 1 January 2007	–	435	95	374	1,630	1,360	3,894
Currency translation and other adjustments	–	1	–	1	5	(4)	3
Held-for-sale in disposal groups	–	–	–	–	–	(52)	(52)
Disposals and write-off of fully depreciated assets	–	(124)	(30)	(25)	(109)	(518)	(806)
Acquisition of subsidiaries	–	–	2	–	–	–	2
Charge for the year	–	64	7	88	362	500	1,021
At 31 December 2007	–	376	74	438	1,888	1,286	4,062

Net book value at 31 December 2007	3,431	1,849	140	1,007	1,499	5,099	13,025

2006
Cost or valuation:
At 1 January 2006	4,346	2,495	337	1,046	3,220	7,311	18,755
Currency translation and other adjustments	14	(38)	(1)	(29)	(98)	(579)	(731)
Reclassifications	–	26	(41)	12	–	3	–
Additions	632	287	26	266	525	2,219	3,955
Expenditure on investment properties	16	–	–	–	–	–	16
Change in fair value of investment properties	486	–	–	–	–	–	486
Disposals and write-off of fully depreciated assets	(610)	(350)	(45)	(41)	(685)	(1,803)	(3,534)
Disposals of subsidiaries	–	–	–	–	(3)	–	(3)
At 31 December 2006	4,884	2,420	276	1,254	2,959	7,151	18,944

Accumulated depreciation and amortisation:
At 1 January 2006	–	383	122	320	1,867	1,321	4,013
Currency translation and other adjustments	–	(2)	–	(11)	(41)	(94)	(148)
Reclassifications	–	4	(6)	3	(1)	–	–
Disposals and write-off of fully depreciated assets	–	(6)	(28)	(16)	(536)	(438)	(1,024)
Disposals of subsidiaries	–	–	–	–	(2)	–	(2)
Charge for the year	–	56	7	78	343	571	1,055
At 31 December 2006	–	435	95	374	1,630	1,360	3,894

Net book value at 31 December 2006	4,884	1,985	181	880	1,329	5,791	15,050

	2007	2006
	£m	£m
Contracts for future capital expenditure not provided for in the accounts
at the year end (excluding investment properties)	108	117
Contractual obligations to purchase, construct or develop investment
properties or to repair, maintain or enhance investment property	9	6
Property, plant and equipment pledged as security	–	42

Notes on the accounts continued

17 Property, plant and equipment (continued)

Investment properties are valued to reflect fair value, that is, the market value of the Group’s interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that, necessarily, is not identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2007 valuation for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties includes £234 million (2006 – £450 million) of appreciation since purchase.

Rental income from investment properties was £291 million (2006 – £270 million). Direct operating expenses of investment properties were £49 million (2006 – £54 million).

Property, plant and equipment, excluding investment properties include £382 million (2006 – £436 million) assets in the course of construction.

Freehold and long leasehold properties with a net book value of £374 million (2006 – £161 million; 2005 – £58 million) were sold subject to operating leases.

			Bank
		Long	Short	Computers	Operating
	Freehold	leasehold	leasehold	and other	lease
	premises	premises	premises	equipment	assets	Total
2007	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2007	1,017	55	509	1,786	124	3,491
Currency translation and other adjustments	–	–	–	2	–	2
Additions	15	8	140	369	7	539
Disposals and write-off of fully depreciated assets	(172)	(11)	(21)	(74)	(5)	(283)
At 31 December 2007	860	52	628	2,083	126	3,749

Accumulated depreciation and amortisation:
At 1 January 2007	164	23	144	1,044	94	1,469
Disposals and write-off of fully depreciated assets	(72)	(3)	(10)	(46)	(6)	(137)
Charge for the year	30	2	33	223	13	301
At 31 December 2007	122	22	167	1,221	101	1,633

Net book value at 31 December 2007	738	30	461	862	25	2,116

2006
Cost or valuation:
At 1 January 2006	922	57	414	2,114	124	3,631
Currency translation and other adjustments	(1)	–	(4)	(2)	–	(7)
Additions	108	1	93	268	(1)	469
Disposals and write-off of fully depreciated assets	(12)	(3)	(1)	(597)	1	(612)
Transfer from subsidiary	–	–	7	3	–	10
At 31 December 2006	1,017	55	509	1,786	124	3,491

Accumulated depreciation and amortisation:
At 1 January 2006	135	21	113	1,347	75	1,691
Currency translation and other adjustments	–	–	(2)	(1)	–	(3)
Disposals and write-off of fully depreciated assets	1	–	–	(510)	3	(506)
Transfer from subsidiary	–	–	5	3	–	8
Charge for the year	28	2	28	205	16	279
At 31 December 2006	164	23	144	1,044	94	1,469

Net book value at 31 December 2006	853	32	365	742	30	2,022

					2007	2006
					£m	£m
Contracts for future capital expenditure not provided for in the accounts
at the year end (excluding investment properties)					22	–

18 Prepayments, accrued income and other assets
	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Prepayments	730	662	270	243
Accrued income	962	659	685	470
Deferred expenses	47	37	30	27
Deferred tax asset	240	156	319	549
Pension schemes in net surplus	566	–	–	–
Other assets	3,811	4,462	695	1,585
	6,356	5,976	1,999	2,874

Amounts above include:
Due from fellow subsidiaries	–	–	–	4

19 Settlement balances and short positions
	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Settlement balances (amortised cost)	6,791	5,667	3,110	2,866
Short positions (held-for-trading):
Debt securities – Government	40,376	36,901	26,285	17,747
– Other issuers	5,561	5,843	3,433	3,820
Treasury and other eligible bills	672	654	400	416
Equity shares	449	411	449	358
	53,849	49,476	33,677	25,207
20 Accruals, deferred income and other liabilities
	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Notes in circulation	1,545	1,453	1,080	1,048
Current taxation	1,017	738	159	315
Accruals	4,155	4,241	2,807	2,544
Deferred income	601	482	143	276
Other liabilities	4,849	4,649	1,594	1,168
	12,167	11,563	5,783	5,351
Amounts above include:
Due to subsidiaries	–	–	–	24

Note:
(1) Other liabilities include £9 million (2006 – £10 million) in respect of share-based compensation.

Included in other liabilities are provisions for liabilities and charges as follows:
			Group	Bank
			£m	£m
At 1 January 2007			199	65
Currency translation and other movements			1	1
Charge to income statement			182	86
Releases to income statement			(39)	(11)
Provisions utilised			(200)	(65)
At 31 December 2007			143	76

Note:
(1)	Comprises property provisions and other provisions arising in the normal course of business.

Notes on the accounts continued

21 Deferred taxation

Provision for deferred taxation has been made as follows:

	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Deferred tax liability	2,063	1,918	–	–
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 18)	(240)	(156)	(319)	(549)
Net deferred tax	1,823	1,762	(319)	(549)

					Group
						Fair
	Accelerated					value of
		capital		Deferred	IAS	financial
	Pension allowances		Provisions	gains	transition	instruments	Intangibles	Hedging	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2006	(1,177)	3,085	(613)	122	(328)	(118)	139	(44)	(129)	937
Charge to income statement	56	230	315	131	(362)	(36)	91	(4)	4	425
Charge to equity directly	517	–	–	12	7	2	–	(41)	(14)	483
Acquisitions/(disposals) of subsidiaries	–	3	–	(1)	3	–	–	–	9	14
Other	(20)	(94)	20	2	16	9	(20)	(5)	(5)	(97)
At 1 January 2007	(624)	3,224	(278)	266	(664)	(143)	210	(94)	(135)	1,762
Charge to income statement	33	(130)	(29)	(141)	45	65	16	(57)	(49)	(247)
Charge to equity directly	661	–	–	(17)	–	30	–	(108)	57	623
Acquisitions/(disposals) of subsidiaries	–	(284)	–	(3)	–	–	–	–	–	(287)
Other	(4)	(12)	2	–	4	1	(4)	–	(15)	(28)
At 31 December 2007	66	2,798	(305)	105	(615)	(47)	222	(259)	(142)	1,823

					Bank
						Fair
	Accelerated					value of
		capital		Deferred	IAS	financial
	Pension allowances		Provisions	gains	transition	instruments	Intangibles	Hedging	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2006	(117)	68	(181)	28	(177)	(40)	26	(103)	(61)	(557)
Charge to income statement	52	(20)	64	9	(84)	40	(26)	(7)	(3)	25
Charge to equity directly	1	–	–	–	9	(1)	–	(26)	(14)	(31)
Acquisitions/(disposals) of subsidiaries	–	–	–	19	–	–	–	–	–	19
Other	(3)	–	–	–	(5)	–	–	–	3	(5)
At 1 January 2007	(67)	48	(117)	56	(257)	(1)	–	(136)	(75)	(549)
Charge to income statement	57	20	36	(26)	42	–	–	–	8	137
Charge to equity directly	–	–	–	–	–	–	–	36	57	93
At 31 December 2007	(10)	68	(81)	30	(215)	(1)	–	(100)	(10)	(319)

Notes:
(1)
Deferred tax assets of £34 million (2006 – £47 million) have not been recognised in respect of tax losses carried forward of £110 million (2006 – £142 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £45 million will expire within one year. The balance of tax losses carried forward has no time limit.

(2)
Deferred tax liabilities of £972 million (2006 – £649 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.  No taxation is expected to arise in the foreseeable future in respect of held-over gains.

22 Subordinated liabilities
	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Dated loan capital	14,605	13,776	11,892	11,123
Undated loan capital	10,240	10,473	8,206	8,189
Preference shares	2,951	3,537	2,647	3,091
	27,796	27,786	22,745	22,403

Certain preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

				Group
		2008	2009	2010-2012	2013-2017	Thereafter	Perpetual	Total
2007 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		186	–	–	771	389	5,942	7,288
US$		183	747	620	4,003	233	3,987	9,773
Euro		417	220	815	3,731	937	2,567	8,687
Other		25	–	–	1,560	–	463	2,048
Loan Capital		811	967	1,435	10,065	1,559	12,959	27,796
				Group
	Currently	2008	2009	2010- 2012	2013- 2017	Thereafter	Perpetual	Total
2007 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	–	186	–	1,463	1,822	3,652	165	7,288
US$	1,348	543	1,795	3,235	1,681	1,171	–	9,773
Euro	–	1,265	591	2,495	4,075	222	39	8,687
Other	–	25	431	837	652	103	–	2,048
Loan Capital	1,348	2,019	2,817	8,030	8,230	5,148	204	27,796

				Group
		2007	2008	2009-2011	2012-2016	Thereafter	Perpetual	Total
2006 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		352	–	–	772	391	6,085	7,600
US$		112	87	1,123	3,941	230	4,896	10,389
Euro		187	173	955	2,656	1,578	2,381	7,930
Other		24	–	–	984	445	414	1,867
Loan Capital		675	260	2,078	8,353	2,644	13,776	27,786
				Group
	Currently	2007	2008	2009- 2011	2012- 2016	Thereafter	Perpetual	Total
2006 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	–	502	–	1,103	2,161	3,668	166	7,600
US$	1,843	1,200	469	3,838	1,862	1,177	–	10,389
Euro	–	274	948	1,634	4,473	565	36	7,930
Other	–	24	–	701	1,043	99	–	1,867
Loan Capital	1,843	2,000	1,417	7,276	9,539	5,509	202	27,786

Notes on the accounts continued

22 Subordinated liabilities (continued)
				Bank
	2008	2009	2010-2012	2013-2017	Thereafter	Perpetual	Total
2007 – final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	132	–	–	429	–	4,973	5,534
US$	75	199	159	4,004	233	3,077	7,747
Euro	376	220	–	3,731	937	2,157	7,421
Other	20	–	–	1,560	–	463	2,043
Total	603	419	159	9,724	1,170	10,670	22,745
				Bank
	Currently	2008	2009	2010- 2012	2013- 2017	Thereafter	Total
2007 – call date	£m	£m	£m	£m	£m	£m	£m
Sterling	–	132	–	1,129	1,415	2,858	5,534
US$	425	449	1,247	2,774	1,681	1,171	7,747
Euro	–	1,224	220	1,680	4,075	222	7,421
Other	–	20	431	837	652	103	2,043
Total	425	1,825	1,898	6,420	7,823	4,354	22,745
				Bank
	2007	2008	2009-2011	2012-2016	Thereafter	Perpetual	Total
2006 – final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	293	–	–	429	–	5,112	5,834
US$	79	–	362	3,701	230	3,575	7,947
Euro	150	173	204	2,656	1,578	2,002	6,763
Other	16	–	–	984	445	414	1,859
Total	538	173	566	7,770	2,253	11,103	22,403
				Bank
	Currently	2007	2008	2009- 2011	2012- 2016	Thereafter	Total
2006 – call date	£m	£m	£m	£m	£m	£m	£m
Sterling	–	443	–	768	1,753	2,870	5,834
US$	762	651	382	3,331	1,644	1,177	7,947
Euro	–	237	948	540	4,473	565	6,763
Other	–	16	–	701	1,043	99	1,859
Total	762	1,347	1,330	5,340	8,913	4,711	22,403

	2007	2006
Dated loan capital	£m	£m
The Bank
£150 million 8.375% subordinated notes 2007 (redeemed January 2007)	–	162
€255 million 5.25% subordinated notes 2008	192	177
€300 million 4.875% subordinated notes 2009	228	212
CAD700 million 4.25% subordinated notes 2010 (callable March 2010)	358	307
US$350 million floating rate subordinated notes 2012 (redeemed July 2007)	–	184
US$500 million floating rate subordinated notes 2012 (redeemed July 2007)	–	254
€130 million floating rate subordinated notes 2012 (redeemed July 2007)	–	88
CHF200 million 2.75% subordinated notes 2012 (callable December 2012)	89	84
€1,000 million floating rate subordinated notes 2013 (callable October 2008)	744	677
US$50 million floating rate subordinated notes 2013	26	25
€1,000 million 6.0% subordinated notes 2013	790	745
€500 million 6.0% subordinated notes 2013	374	342
£150 million 10.5% subordinated bonds 2013 (2)	169	168
US$1,250 million floating rate subordinated notes 2014 (callable July 2009)	630	643
AUD590 million 6.0% subordinated notes 2014 (callable October 2009)	254	235
AUD410 million floating rate subordinated notes 2014 (callable October 2009)	182	167
£250 million 9.625% subordinated bonds 2015	286	287
US$750 million floating rate subordinated notes 2015 (callable September 2010)	374	381
€750 million floating rate subordinated notes 2015	564	531
CHF400 million 2.375% subordinated notes 2015	166	160
CHF100 million 2.375% subordinated notes 2015	41	43
CHF200 million 2.375% subordinated notes 2015	86	81
US$500 million floating rate subordinated notes 2016 (callable October 2011)	252	257
US$1,500 million floating rate subordinated notes 2016 (callable April 2011)	757	773
€500 million 4.5% subordinated notes 2016 (callable January 2011)	379	350
€100 million floating rate subordinated notes 2017	73	67
€500 million floating rate subordinated notes 2017 (callable June 2012)	371	337
€750 million 4.35% subordinated notes 2017 (callable October 2017)	548	502
AUD450 million 6.5% subordinated notes 2017 (callable February 2012)	202	184
AUD450 million floating rate subordinated notes 2017 (callable February 2012)	199	182
US$125.6 million floating rate subordinated notes 2020	64	65
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)	724	687
US$1,500 million floating rate subordinated callable step-up notes 2017
(issued May 2007; callable August 2012)	752	–
€300 million CMS linked floating rate subordinated notes 2022 (issued June 2007)	228	–

Due to the holding company
US$400 million 6.4% subordinated notes 2009 (1)	202	206
US$300 million 6.375% subordinated notes 2011(1)	163	163
US$750 million 5% subordinated notes 2013 (1)	384	377
US$750 million 5% subordinated notes 2014 (1)	386	373
US$250 million 5% subordinated notes 2014 (1)	123	125
US$675 million 5.05% subordinated notes 2015 (1)	358	352
US$350 million 4.7% subordinated notes 2018 (1)	174	170
	11,892	11,123
National Westminster Bank Plc
US$1,000 million 7.375% subordinated notes 2009	507	516
€600 million 6.0% subordinated notes 2010	474	440
€500 million 5.125% subordinated notes 2011	376	343
£300 million 7.875% subordinated notes 2015	349	350
£300 million 6.5% subordinated notes 2021	330	332

Charter One Financial, Inc.
US$400 million 6.375% subordinated notes 2012	212	218

Greenwich Capital Holdings, Inc.
US$100 million 5.575% senior subordinated revolving credit 2009 (issued June 2007)	50	–
US$170 million subordinated loan capital floating rate notes 2008	85	87
US$500 million subordinated loan capital floating rate notes 2010 (callable on any interest payment date)	249	256

First Active plc
US$35 million 7.24% subordinated bonds 2012 (redeemed December 2007)	–	22
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	65	65

Other minority interest subordinated issues	16	24
	14,605	13,776

Notes:

(1)	On-lent to The Royal Bank of Scotland Group plc on a subordinated basis.
(2)	Unconditionally guaranteed by The Royal Bank of Scotland Group plc.
(3)
In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(4)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(5)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the accounts continued

22 Subordinated liabilities (continued)
	2007	2006
Undated loan capital	£m	£m
The Bank
£150 million 5.625% undated subordinated notes (callable June 2032)	144	144
£175 million 7.375% undated subordinated notes (callable August 2010)	183	183
€152 million 5.875% undated subordinated notes (callable October 2008)	114	105
£350 million 6.25% undated subordinated notes (callable December 2012)	354	350
£500 million 6.0% subordinated notes (callable September 2014)	517	512
€500 million 5.125% subordinated notes (callable July 2014)	371	350
€1,000 million floating rate subordinated notes (callable July 2014)	742	675
£500 million 5.125% undated subordinated notes (callable March 2016)	499	493
£200 million 5.625% undated subordinated notes (callable September 2026)	210	210
£600 million 5.5% subordinated notes (callable December 2019)	595	594
£500 million 6.2% undated subordinated notes (callable March 2022)	543	546
£200 million 9.5% undated subordinated bonds (callable August 2018) (3)	228	229
£400 million 5.625% undated subordinated notes (callable September 2026)	397	397
£300 million 5.625% undated subordinated notes (callable September 2026)	318	326
£350 million 5.625% undated subordinated notes (callable June 2032)	363	362
£150 million undated subordinated floating rate step-up notes (redeemed March 2007)	–	150
£400 million 5% undated subordinated notes (callable March 2011)	402	395
JPY25 billion 2.605% subordinated notes (callable November 2034)	103	99
CAD700 million 5.37% undated subordinated notes (callable May 2016)	363	317

Due to the holding company
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1)	175	178
US$75 million floating rate perpetual capital securities (redeemed October 2007)	–	38
€1,250 million 6.467% perpetual regulatory tier one securities (callable June 2012) (1)	979	918
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1, 2)	606	618
	8,206	8,189
National Westminster Bank Plc
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	251	256
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	256	267
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	255	254
US$500 million 7.75% reset subordinated notes (redeemed October 2007)	–	262
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	303	280
€100 million floating rate undated subordinated step-up notes (callable October 2009)	74	68
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	357	359
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	205	205
£200 million 11.5% undated subordinated notes (callable December 2022) (4)	269	272

First Active plc
£20 million 11.75% perpetual tier two capital	23	23
€38 million 11.375% perpetual tier two capital	39	36
£1.3 million floating rate perpetual tier two capital	2	2
	10,240	10,473

Notes:
(1)	On lent to The Royal Bank of Scotland Group plc on a subordinated basis.
(2)	The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling those shares, to settle the interest payment.
(3)    Guaranteed by the company.
(4)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(5)	Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(6)
In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(7)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

	2007	2006
Preference shares	£m	£m
The Bank
Non-cumulative preference shares of US$0.01 (1)
Series E US$200 million 8.1% (redeemed January 2007)	–	102
Series F US$200 million 7.65% (redeemable at option of issuer)	100	102
Series G US$250 million 7.4% (redeemed January 2007)	–	126
Series H US$300 million 7.25% (redeemable at option of issuer)	150	153
Series K US$400 million 7.875% (redeemed January 2007)	–	203
Series L US$750 million 6.8% (redeemable March 2008)	374	382
Series M US$850 million 4.709% (redeemable July 2013)	421	409
Series N US$650 million 6.425% (redeemable January 2034)	344	341
Series R US$850 million 5.75% (redeemable September 2009)	424	433
Series 1 US$1,000 million 9.118% (redeemable March 2010)	508	515

Non-cumulative preference shares of £1
Series 1 £200 million 7.387% (redeemable December 2010) (1)	201	200
£125 million 7.25%	125	125
	2,647	3,091
National Westminster Bank Plc
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	143	142

Non-cumulative preference shares of US$25
Series B US$250 million 7.8752% (redeemed January 2007)	–	141
Series C US$300 million 7.7628% (2)	161	163
	2,951	3,537

Notes:
(1)	Issued by the Bank to the holding company on terms which, in general, mirror the original issues by the holding company.
(2)	Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at US$25 per share.

Notes on the accounts continued

23 Minority interests

	Group
	2007	2006
	£m	£m
At 1 January	396	104
Currency translation adjustments and other movements	(11)	(70)
Profit attributable to minority interests	53	45
Dividends paid	(31)	(29)
Equity raised	–	427
Equity withdrawn	(255)	(81)
At 31 December	152	396

24 Share capital
	Allotted, called up
	and fully paid		Authorised
	2007	2006	2007	2006
	£m	£m	m	m
Ordinary shares of £1	5,481	5,481	£7,980	£7,980
Non-cumulative preference shares of US$0.01	2	1	$3	$3
Non-cumulative preference shares of €0.01	–	–	–	–
Perpetual zero coupon preference shares of £1	–	–	£100	£100
Non-cumulative preference shares of £1	126	126	£2,200	£2,200

	Allotted, called up
	and fully paid		Authorised
Number of shares – millions	2007	2006	2007	2006
Ordinary shares of £1	5,481	5,481	7,980	7,980
Non-cumulative preference shares of US$0.01	313	245	349	349
Non-cumulative preference shares of €0.01	3	3	66	66
Perpetual zero coupon preference shares of £1	–	–	100	100
Non-cumulative preference shares of £1	126	126	2,200	2,200

Ordinary shares
No ordinary shares were issued during the year ended 31 December 2007.

Preference shares
The non-cumulative preference shares have been issued by the Bank to the holding company on terms which, in general, mirror the original issues by the holding company.

In January 2007, the Bank redeemed the 8 million Series E, the 10 million Series G and the 16 million Series K non- cumulative preference shares of US$0.01 each at US$25 per share.

In June 2007, the Bank issued 38 million Series W non-cumulative preference shares of US$0.01 each to the holding company at US$25 per share, the net proceeds being US$920 million.

In September 2007, the Bank issued 64 million Series X non-cumulative preference shares of US$0.01 each to the holding company at US$25 per share, the net proceeds being US$1,550 million.

In October 2007, the Bank issued to the holding company:

(a) 26,000 Series 4 non-cumulative preference shares of €0.01 at 50,000 each, the net proceeds being €1,287 million;

(b) 750,000 Series B non-cumulative preference shares of £1 at £1,000 each, the net proceeds being £742 million; and

(c) 15,000 Series Y non-cumulative preference shares of US$0.01 at US$100,000 each, the net proceeds being US$1,485 million.

Under IFRS certain of the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

25 Shareholders' equity

		Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January	5,482	5,481	5,607	5,482	5,481	5,607
Implementation of IAS 32 on 1 January 2005	–	–	(126)	–	–	(126)
Shares issued during the year	1	1	–	1	1	–
At 31 December	5,483	5,482	5,481	5,483	5,482	5,481

Share premium account
At 1 January	12,526	11,435	13,131	12,526	11,435	13,131
Reclassification of preference shares
on implementation of IAS 32 on 1 January 2005	–	–	(3,724)	–	–	(3,724)
Shares issued during the year	3,649	1,091	2,028	3,649	1,091	2,028
At 31 December	16,175	12,526	11,435	16,175	12,526	11,435

Merger reserve
At 1 January and 31 December	10,881	10,881	10,881	–	–	–

Available-for-sale reserve
At 1 January	(65)	(198)	–	52	12	–
Implementation of IAS 32 and IAS 39 on 1 January 2005	–	–	300	–	–	33
Unrealised gains/(losses) in the year	511	365	(155)	249	123	(2)
Realised gains in the year	(465)	(196)	(561)	(231)	(71)	(38)
Taxation	(16)	(36)	218	2	(12)	19
At 31 December	(35)	(65)	(198)	72	52	12

Cash flow hedging reserve
At 1 January	(142)	68	–	(260)	(150)	–
Implementation of IAS 32 and IAS 39 on 1 January 2005	–	–	77	–	–	(95)
Amount recognised in equity during the year	(408)	(108)	20	60	(138)	(80)
Amount transferred from equity to earnings in the year (1)	(141)	(143)	(91)	25	2	(37)
Taxation	180	41	62	(36)	26	62
At 31 December	(511)	(142)	68	(211)	(260)	(150)

Foreign exchange reserve
At 1 January	(833)	469	(320)	(2)	(2)	–
Retranslation of net assets	287	(2,117)	1,588	5	–	(2)
Foreign currency (losses)/gains on hedges of net assets	(267)	815	(799)	–	–	–
Taxation	31	–	–	–	–	–
At 31 December	(782)	(833)	469	3	(2)	(2)

Retained earnings
At 1 January	10,087	6,374	5,021	4,633	4,535	5,260
Implementation of IAS 32 and IAS 39 on 1 January 2005	–	–	(1,121)	–	–	(298)
Profit attributable to ordinary and equity preference shareholders	7,199	5,876	4,999	7,255	3,519	1,544
Ordinary dividends paid	(2,000)	(3,250)	(1,928)	(2,000)	(3,250)	(1,928)
Equity preference dividends paid	(331)	(252)	(154)	(331)	(252)	(154)
Actuarial gains/(losses) recognised in retirement benefit schemes,
net of tax	1,509	1,259	(555)	2	1	(1)
Share-based payments, net of tax	8	80	112	8	80	112
At 31 December	16,472	10,087	6,374	9,567	4,633	4,535

Shareholders' equity at 31 December	47,683	37,936	34,510	31,089	22,431	21,311

Note:
(1) The amounts transferred to earnings were included in net interest income.

Notes on the accounts continued

25 Shareholders' equity (continued)

The merger reserve comprises the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous GAAP. No share premium was recorded in the Bank financial statements through the operation of the merger relief provisions of the Companies Act 1985.

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

26 Leases

Minimum amounts receivable and payable under non-cancellable leases

		2007				2006
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
Finance lease assets:
Amounts receivable	1,297	4,968	11,648	17,913	1,235	4,331	11,166	16,732
Present value adjustment	(390)	(1,766)	(3,187)	(5,343)	(453)	(1,648)	(3,110)	(5,211)
Other movements	(23)	(144)	(288)	(455)	(22)	(80)	(295)	(397)
Present value amounts receivable	884	3,058	8,173	12,115	760	2,603	7,761	11,124

Operating lease assets:
Future minimum lease receivables:	670	1,612	682	2,964	430	1,522	1,661	3,613

Operating lease obligations:
Future minimum lease payables:
Premises	341	1,179	3,010	4,530	328	1,137	1,860	3,325
Equipment	9	14	–	23	7	6	–	13
	350	1,193	3,010	4,553	335	1,143	1,860	3,338

Amounts above include:
Obligations to fellow subsidiaries – Premises	7	28	56	91	7	28	63	98

		2007				2006
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
Bank	£m	£m	£m	£m	£m	£m	£m	£m
Operating lease obligations:
Future minimum lease payables:
Premises	141	525	1,758	2,424	110	403	970	1,483
Equipment	–	–	–	–	1	1	–	2
	141	525	1,758	2,424	111	404	970	1,485

Amounts above include:
Obligations to fellow subsidiaries – Premises	7	28	56	91	7	28	63	98

	2007	2006
Group	£m	£m
Nature of operating lease assets in balance sheet
Transportation	3,502	4,296
Cars and light commercial vehicles	1,282	1,204
Other	315	291
	5,099	5,791

Amounts recognised as income and expense
Finance lease receivables – contingent rental income	(23)	(37)
Operating lease payables – minimum payments	305	352

Contracts for future capital expenditure not provided for at the year end
Operating leases	78	1,141

Finance lease receivables
Unearned finance income	5,343	5,211
Accumulated allowance for uncollectable minimum lease receivables	63	67

Bank
Amounts recognised as expense
Operating lease payables – minimum payments	116	95
Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see above) and operating lease assets (see Note 17).

			Group
		Year in which residual value will be recovered
		After 1 year	After 2 years
	Within 1	but within	but within	After 5
	year	2 years	5 years	years	Total
2007	£m	£m	£m	£m	£m
Operating leases
Transportation	259	207	758	1,535	2,759
Cars and light commercial vehicles	331	467	118	–	916
Other	26	47	64	18	155
Finance leases	23	29	115	288	455
	639	750	1,055	1,841	4,285

2006
Operating leases
Transportation	78	51	1,031	1,543	2,703
Cars and light commercial vehicles	168	295	329	–	792
Other	13	30	77	24	144
Finance leases	22	22	58	295	397
	281	398	1,495	1,862	4,036

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the accounts continued

27 Collateral

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

The fair value (and carrying value) of securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Treasury and other eligible bills	7,090	1,426	4,819	1,201
Debt securities	67,911	58,874	25,814	26,488
	75,001	60,300	30,633	27,689

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £159.8 billion (2006 – £124.7 billion), of which £128.4 billion (2006 – £107.2 billion) had been resold or repledged as collateral for the Group’s own transactions.

Other collateral given	Group		Bank
	2007	2006	2007	2006
Group assets charged as security for liabilities	£m	£m	£m	£m
Loans and advances to customers	55,227	44,966	5,411	5,610
Debt securities	8,911	8,560	–	–
Property, plant and equipment	–	42	–	–
Loans to banks	–	469	–	469
Other	–	33	–	32
	64,138	54,070	5,411	6,111

	Group		Bank
	2007	2006	2007	2006
Liabilities secured by charges on Group assets	£m	£m	£m	£m
Deposits by banks	6,171	11,492	–	–
Customer accounts	6,670	7,095	5,398	5,893
Debt securities in issue	34,090	27,368	–	–
Other	–	45	–	21
	46,931	46,000	5,398	5,914

Of the assets above, £36.4 billion (2006 – £30.1 billion) relate to securitisations (see Note 28). The remaining balances primarily relate to assets charged as security against deposits from federal banks and other public sector bodies.

28 Securitisations and other asset transfers

The Group engages in securitisation transactions and other transfers of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets.

In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity ("SPE") which then issues liabilities to third party investors.

SPEs are vehicles set up for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on page 24). The Group has securitisations in each of these categories.

Continued recognition

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities for those securitisations and other asset transfers where substantially all of the risks and rewards of the asset have been retained by the Group.

		Group
	2007		2006
	Assets	Liabilities	Assets	Liabilities
Asset type	£m	£m	£m	£m
Residential mortgages	19,657	19,441	15,698	15,375
Credit card receivables	2,948	2,664	2,891	2,685
Other loans	1,703	1,149	1,931	1,346
Commercial paper conduits	11,043	11,092	8,360	8,284
Finance lease receivables	1,038	823	1,211	953

Residential mortgages securitisations – the Group has securitised portfolios of residential mortgages. Mortgages have been transferred to SPEs, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm's length fixed/floating interest rate swaps and cross-currency swaps with the securitisation SPEs and provides mortgage management and agency services to the SPEs. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. The SPEs are consolidated and the mortgages remain on the Group’s balance sheet.

Credit card securitisations – credit card receivables in the UK have been securitised. Notes have been issued by an SPE. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge-offs). The SPE is consolidated and the credit card receivables remain on the Group’s balance sheet.

Other securitisations – other loans originated by the Group have been transferred to SPEs funded through the issue of notes. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses. The SPEs are consolidated and the loans remain on the Group’s balance sheet.

Commercial paper conduits – the Group sponsors commercial paper conduits. Customer assets are transferred into SPEs which issue notes in the commercial paper market. The Group supplies certain services and contingent liquidity support to these SPEs on an arm's length basis as well as programme credit enhancement. The SPEs are consolidated.

Finance lease receivables – certain finance lease receivables (leveraged leases) in the US involve the Group as lessor obtaining non-recourse funding from third parties. This financing is secured on the underlying leases and the provider of the finance has no recourse whatsoever to the other assets of the Group. The transactions are recorded gross of third-party financing.

Continuing involvement

In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation vehicles. These bonds have differing rights and depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages. At 31 December 2007, securitised assets were £17.6 billion (2006 – £37.3 billion); retained interests £888 million (2006 – £930 million); subordination assets £314 million (2006 – £694 million) and related liabilities £314 million (2006 – £694 million).

Derecognition

Other securitisations of the Group’s financial assets in the US qualify for derecognition as substantially all the risks and rewards of the assets have been transferred. The Group continues to recognise any retained interests in the securitisation vehicles.

Notes on the accounts continued

29 Risk management

Risk Management is conducted on an overall basis within the RBS Group. Therefore in the discussion on risk management (pages 77 to 83) references to "the Group" or "Group" Board and committees are to the RBS Group.

Governance framework

The Group Board of directors sets overall risk appetite and philosophy for the Group; the risk and capital framework underpins delivery of the Board's strategy. The Board is supported by three committees.

•
Group Audit Committee ("GAC") comprising independent non-executive directors focuses on financial reporting and application of accounting policies as part of the internal control and risk assessment framework. GAC monitors the identification, evaluation and management of all significant risks throughout the Group. This work is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of internal controls.

•	Advances Committee ("AC") reporting to the Board deals with all transactions that exceed the Group Credit Committee's delegated authority.

•
Group Executive Management Committee ("GEMC") an executive committee ensures that implementation of strategy and operations are in line with the agreed risk appetite. GEMC is supported by the following:

–	Group Risk Committee ("GRC") recommends and approves limits, processes and policies that ensure the effective management of all material non-balance sheet risks across the Group.

–	Group Credit Committee ("GCC") approves credit proposals under authority delegated to it by the Board and/or Advances Committee.

–
Group Asset and Liability Management Committee ("GALCO") is responsible for identifying, managing and controlling the Group balance sheet risks. These risks are managed by setting limits and controls for capital adequacy, funding and liquidity intra-group exposure and non-trading interest rate equity and foreign currency risk.

Risk and capital

It is the Group’s policy to optimise return to shareholders while maintaining a strong capital base and credit rating to support business growth and meet regulatory capital requirements at all times.

Risk appetite is measured as the maximum level of retained risk the Group will accept to deliver its business objectives. Risk appetite is generally defined through both quantitative and qualitative techniques including stress testing, risk concentration, value-at-risk and risk underwriting criteria, ensuring that appropriate principles, policies and procedures are in place and applied.

The main financial risks facing the Group are as follows:

•	Credit risk: is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

•	Funding and liquidity risk: is the risk that the Group is unable to meet its obligations as they fall due.

•	Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

•	Equity risk: reflects the variability in the value of equity investments resulting in gains or losses.

Credit risk

Credit risk is managed to achieve sustainable and superior risk-reward performance whilst maintaining exposures within acceptable risk appetite parameters. This is achieved through the combination of governance, policies, systems and controls, underpinned by sound commercial judgement as described below.

•
Policies and risk appetite: policies provide a clear framework for the assessment, approval, monitoring and management of credit risk where risk appetite sets the tolerance of loss. Limits are used to manage concentration risk by single name, sector and country.

•
Decision makers: credit authority is granted to independent persons or committees with the appropriate experience, seniority and commercial judgement. Credit authority is not extended to relationship managers. Specialist internal credit risk departments independently oversee the credit process and make credit decisions or recommendations to the appropriate credit committee.

•
Models: credit models are used to measure and assess risk decisions and to aid on-going monitoring. Measures, such as Probability of Default, Exposure at Default, Loss Given Default (see below) and Expected Loss are calculated using duly authorised models. All credit models are subject to independent review prior to implementation and existing models are reviewed on at least an annual basis.

•
Mitigation techniques to reduce the potential for loss: credit risk may be mitigated by the taking of financial or physical security, the assignment of receivables or the use of credit derivatives, guarantees, risk participations, credit insurance, set off or netting.

•	Risk systems and data quality: systems are well organised to produce timely, accurate and complete inputs for risk reporting and to administer key credit processes.

•	Analysis and reporting: portfolio analysis and reporting are used to ensure the identification of emerging concentration risks and adverse movements in credit risk quality.

•
Stress testing: stress testing forms an integral part of portfolio analysis, providing a measure of potential vulnerability to exceptional but plausible economic and geopolitical events which assists management in the identification of risk not otherwise apparent in more benign circumstances. Stress testing informs risk appetite decisions.

•
Portfolio management: active management of portfolio concentrations as measured by risk reporting and stress testing, where credit risk may be mitigated through promoting asset sales, buying credit protection or curtailing risk appetite for new transactions.

•
Credit stewardship: customer transaction monitoring and management is a continuous process, ensuring performance is satisfactory and that documentation, security and valuations are complete and up to date.

•	Problem debt identification: policies and systems encourage the early identification of problems and the employment of specialised staff focused on collections and problem debt management.

•
Provisioning: independent assessment using best practice models for collective and latent loss. Professional evaluation is applied to individual cases, to ensure that such losses are comprehensively identified and adequately provided for.

•	Recovery: maximising the return to the Group through the recovery process.

Credit risk models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the Group can be broadly grouped into three categories.

•
Probability of default ("PD"): the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Customers are assigned an internal credit grade which corresponds to probability of default. Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade (see page 44).

•
Exposure at default ("EAD"): such models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD is typically higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit.

•
Loss given default ("LGD"): models estimate the economic loss that may occur in the event of default, being the debt that cannot be recovered. The Group’s LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held.

Impairment loss provision methodology

Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Collectively assessed provisions are the provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Provision analysis

The Group’s consumer portfolios, which consist of small value, high volume credits, have highly efficient, largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists, with input from professional valuers and accountants as appropriate. The Group operates a provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken. These opinions and levels of provision are overseen by each division's Provision Committee. Significant cases are presented to, and challenged by, the Group Problem Exposure Review Forum.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group’s ongoing monitoring process.

Notes on the accounts continued

29 Risk management (continued)

Liquidity risk
The Group’s liquidity policy is designed to ensure that it can at all times meet its obligations as they fall due.

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations. The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO. Compliance is monitored and coordinated by Group Treasury both in respect of internal policy and the regulatory requirements of the Financial Services Authority. In addition, all subsidiaries and branches outside the UK ensure compliance with any local regulatory liquidity requirements and are subject to Group Treasury oversight.

Diversification of funding sources
The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to limit the reliance on total short-term wholesale sources of funds (gross and net of repos) within prudent levels.

Management of term structure
The Group evaluates on a regular basis its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its normal policy parameters.

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is managed within internal policy guidelines, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Stress testing
The Group performs stress tests to simulate how events may impact the Groups’ funding and liquidity capabilities. Such tests inform the overall balance sheet structure and help define prudent limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. The nature of stress tests is kept under review in line with evolving market conditions.

Daily management
The short-term maturity structure of the Group’s liabilities and assets is managed daily to ensure that all material or potential cash flow obligations arising from undrawn commitments and other contingent obligations, can be met. Potential sources include cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held (after allowing for appropriate haircuts).

Short-term liquidity risk is generally managed on a consolidated basis with internal liquidity mismatch limits set for all subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the Group’s overall liquidity risk position is not compromised. Citizens Financial Group manages liquidity locally, given the different regulatory regime, its policies and framework being reviewed and monitored centrally by Group Treasury.

The following tables show cash flows payable on financial liabilities up to a period of 20 years including future payments of interest.

			The Bank and its subsidiaries
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2007	£m	£m	£m	£m	£m	£m
Deposits by banks	71,944	4,739	1,539	2,344	39	48
Customer accounts	367,881	6,043	1,833	1,697	4,732	2,488
Debt securities in issue	73,927	20,638	15,256	7,789	4,884	2,200
Derivatives held for hedging	38	357	531	227	210	97
Subordinated liabilities	402	1,909	4,686	3,305	15,770	9,540
Settlement balances and other liabilities	7,242	5	14	6	12	7
	521,434	33,691	23,859	15,368	25,647	14,380

2006
Deposits by banks	62,629	5,544	3,656	2,550	1,129	15
Customer accounts	326,326	5,754	1,349	1,297	2,521	1,290
Debt securities in issue	43,224	9,436	14,556	7,538	7,033	4,776
Derivatives held for hedging	25	199	300	178	210	108
Subordinated liabilities	610	1,194	4,270	4,504	14,134	10,715
Settlement balances and other liabilities	7,142	20	26	16	9	4
	439,956	22,147	24,157	16,083	25,036	16,908

			Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2007	£m	£m	£m	£m	£m	£m
Deposits by banks	115,262	6,782	2,170	1,859	901	58
Customer accounts	125,043	4,170	3,978	3,197	4,840	2,673
Debt securities in issue	39,694	17,282	8,155	1,801	2,478	2,123
Derivatives held for hedging	36	143	157	101	110	31
Subordinated liabilities	328	1,172	2,994	2,681	14,536	7,889
Settlement balances and other liabilities	3,093	1	8	4	8	—
	283,456	29,550	17,462	9,643	22,873	12,774
2006
Deposits by banks	74,852	4,779	1,583	1,815	842	—
Customer accounts	121,633	4,556	5,231	2,936	2,567	1,423
Debt securities in issue	16,045	6,575	9,615	4,153	3,666	2,382
Derivatives held for hedging	31	200	215	137	149	29
Subordinated liabilities	528	930	3,024	2,987	12,548	8,743
Settlement balances and other liabilities	3,944	1	3	3	6	2
	217,033	17,041	19,671	12,031	19,778	12,579

The tables above show the timing of cash outflows to settle financial liabilities. They have been prepared on the following basis:

Prepayable liabilities – where a financial liability can be prepaid by the counterparty, the cash outflow has been included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial liability is triggered by, or is subject to, specific criteria such as market price hurdles being reached, it is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Bank depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years –the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading liabilities – held-for-trading liabilities amounting to £436.2 billion (2006 – £268.7 billion) (Bank £417.0 billion (2006 – £246.0 billion)) have been excluded from the table in view of their short term nature.

Financial assets held by the Bank and its subsidiaries to meet these cash outflows include cash, balances at central banks and treasury bills of £22.1 billion (2006 – £11.6 billion), loans to banks and customers of £647.8 billion (2006 – £547.0 billion) including £276.0 billion (2006 – £287.1 billion) repayable within 3 months. The Bank and its subsidiaries also held debt securities with a market value of £147.9 billion (2006 – £121.2 billion) of which £76.8 billion (2006 – £67.4 billion) were pledged to secure liabilities. Funds can be raised in the short-term from highly liquid securities held by the Bank and its subsidiaries by sale or by disposal or by sale and repurchase transactions regardless of their stated maturity.

As explained above the table is prepared on the basis that prepayable liabilities are called at the earliest possible date. In practice, the average maturity of these liabilities significantly exceeds that shown in the table. In addition, although many customer accounts are contractually repayable on demand or at short notice, the short-term deposit base of the Bank and its subsidiaries is stable over the long term as deposit rollovers and new deposits offset cash outflows.

Notes on the accounts continued

29  Risk management (continued)

Other contractual cash obligations

Other contractual obligations are summarised by payment date in the tables below

	The Bank and its subsidiaries
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2007	£m	£m	£m	£m	£m	£m
Operating leases	89	261	638	555	1,073	1,937
Contractual obligations to purchase goods or services	371	815	526	194	3	2
	460	1,076	1,164	749	1,076	1,939

2006
Operating leases	84	251	617	526	820	1,040
Contractual obligations to purchase goods or services	161	483	853	90	153	—
	245	734	1,470	616	973	1,040

			Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2007	£m	£m	£m	£m	£m	£m
Operating leases	35	106	269	256	582	1,176
Contractual obligations to purchase goods or services	100	249	199	34	2	—
	135	355	468	290	584	1,176
2006
Operating leases	28	83	216	187	440	529
Contractual obligations to purchase goods or services	88	264	173	89	—	—
	116	347	389	276	440	529

Undrawn formal facilities, credit lines and other commitments to lend were £259,263 million (2006 – £242,855 million) for the Bank and its subsidiaries. Undrawn formal facilities, credit lines and other commitments to lend for the Bank were £144,185 million (2006 – £135,356 million). While commitments have been given to provide these funds, some may be subject to certain conditions being met by the counterparty. Not all facilities are expected to be drawn, and some may lapse before drawdown.

Market risk
Market risk is defined as the risk of loss resulting from adverse changes in risk factors including interest rates, foreign currency and equity prices together with related factors such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group’s treasury operations.

Value-at-risk (“VaR”)
VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days of market data.

The Group calculates both general market rise (ie the risk due to movement in general benchmarks) and idiosyncratic market risk (ie the risk due to movements in the value of securities by reference to specific issuers) using its VaR models.

The Group’s VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Further controls are in place to limit the Group’s intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of VaR.

Trading
The primary focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage –entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The principal risk factors are interest rates, credit spreads, equity prices, and foreign exchange. Financial instruments held in the Group’s trading portfolios include, but are not limited to debt securities, loans, deposits, equity shares, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for derivative financial instruments, see Accounting policies on page 24.

The VaR for the trading portfolios of the Bank and its subsidiaries segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

		2007				2006
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	11.7	9.6	17.6	7.6	8.7	10.2	15.0	5.7
Credit spread	17.7	37.9	44.0	12.6	13.2	14.1	15.7	10.4
Currency	2.6	2.6	6.9	1.1	2.2	2.5	3.5	1.0
Equity	2.4	1.9	6.8	1.4	1.1	1.6	4.4	0.5
Commodity	0.2	0.1	1.6	—	0.2	—	1.1	—
Diversification		(12.4)				(12.8)
Total trading VaR	20.3	39.7	45.5	13.2	14.2	15.6	18.9	10.4

Non-trading
The principal market risks arising from the Group’s non-trading activities are interest rate risk, currency risk and equity risk.

Treasury activity and mismatches between the repricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group’s investments in overseas subsidiaries, associates and branches.

The Group’s venture capital portfolio is the principal source of non-trading equity price risk. The Group’s portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives.

Interest rate risk
Non-trading interest rate risk arises from the Group’s treasury activities and retail and commercial banking businesses.

Treasury
The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Retail and commercial banking
Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group’s capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group’s treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Notes on the accounts continued

29 Risk management (continued)

Non-trading interest rate VaR

Non-trading interest rate VaR for the Bank and its subsidiaries treasury and retail and commercial banking activities was £65.1 million at 31 December 2007 (2006 – £61.8 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £71.8 million (2006 –£119.4 million), the minimum £51.5 million (2006 – £61.8 million) and the average £62.9 million (2006 – £100.0 million).

Citizens was the main contributor to overall non-trading interest rate VaR. It invests in a portfolio of highly rated and liquid investments, principally mortgage-backed securities issued by US Government-backed entities. This balance sheet management approach is common for US retail banks where mortgages are originated and then sold to Federal agencies for funding through the capital markets.

Currency risk
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

The table below sets out the structural foreign currency exposures of the Bank and its subsidiaries.

		2007			2006
	Net investments		Structural foreign	Net investments		Structural foreign
	in foreign	Net investment	currency	in foreign	Net investment	currency
	operations	hedges	exposures	operations	hedges	exposures
	£m	£m	£m	£m	£m	£m
US dollar	13,919	2,437	11,482	15,034	4,475	10,559
Euro	3,483	—	3,483	2,942	1,616	1,326
Swiss franc	563	561	2	462	457	5
Other non-sterling	185	153	32	132	107	25
	18,150	3,151	14,999	18,570	6,655	11,915

Retranslation gains and losses on the Group’s net investments in foreign operations together with those on instruments hedging these investments are recognised directly in equity. Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. For the Bank and its subsidiaries, a five percent strengthening of foreign currencies would result in a gain of £750 million (2006 – £596 million) recognised in equity. A five percent weakening of foreign currencies would result in a loss of £714 million (2006 – £567 million) recognised in equity.

Equity risk
Non-trading equity positions can result in changes in the Group’s non-trading income and reserves arising from changes in equity prices/income. These movements may crystallise during the course of normal business activities or in stress market conditions.

There are several reasons for retaining equity positions in the Group’s non-trading book, including achieving strategic objectives, expected capital gain and supporting venture capital transactions. These investments are carried at fair value with changes in fair value recorded in profit or loss, or in equity.

The types, nature and amounts of exchange-traded exposures, private equity exposures, and other exposures vary significantly. Such exposures may take the form of listed and unlisted equity shares, equity warrants and options, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity and capital stock in the Federal Home Loans Bank and the Federal Reserve Bank.

30 Capital resources

The Group’s regulatory capital resources at 31 December in accordance with Financial Services Authority (‘FSA’) definitions were as follows:

	2007	2006
Composition of regulatory capital	£m	£m
Tier 1 capital:
Shareholders' funds and minority interests	47,761	38,196
Innovative tier 1 securities and preference shares transferred from subordinated liabilities	4,448	4,440
Goodwill capitalised and intangible assets	(17,761)	(17,771)
Pension deficit and other regulatory adjustments	295	1,798
Total qualifying tier 1 capital	34,743	26,663

Tier 2 capital:
Unrealised gains on available-for-sale equities	75	136
Collective impairment allowances, net of taxes	2,582	2,320
Qualifying subordinated debt	20,896	21,108
Minority and other interests in tier 2 capital	315	276
Total qualifying tier 2 capital	23,868	23,840

Supervisory deductions:
Unconsolidated investments	130	49
Investments in other banks	14	20
Other deductions	2,310	2,044
Total supervisory deductions	2,454	2,113
Total regulatory capital	56,157	48,390

In the management of capital resources, the Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. The Group has complied with the FSA’s capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally Banking entities, are subject to various individual regulatory capital requirements in the UK and overseas.

Notes on the accounts continued

31 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Contingent liabilities:
Guarantees and assets pledged as collateral security	11,661	10,725	6,838	6,363
Other contingent liabilities	11,215	9,121	8,168	6,140
	22,876	19,846	15,006	12,503
Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	153,348	140,942	61,582	58,427
– one year and over	105,915	101,913	82,603	76,929
Other commitments	2,491	2,402	1,630	836
	261,754	245,257	145,815	136,192

Note:
In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group’s normal credit approval processes.

Contingent liabilities
Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments
Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term related transactions.

Regulatory enquiries and investigations
In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Certain of the Group’s subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £507 million (2006 – £472 million; 2005 – £366 million). The Bank earned fee income of £49 million (2006 – £42 million; 2005 – £34 million).

Litigation
Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent Supreme Court and Fifth Circuit decisions provide further support for the Group’s position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, its operating results or cash flows in any particular period.

On 27 July 2007, following discussions between the Office of Fair Trading (‘OFT’), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The hearing of the test case commenced on 17 January 2008. The Group maintains that its charges are fair and enforceable and is defending its position vigorously. It cannot, however, at this stage predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

32  Net cash inflow from operating activities

		Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
Operating profit before tax	9,155	8,354	7,293	7,759	4,039	2,067
(Increase)/decrease in prepayments and accrued income	(411)	55	3,534	(221)	76	2,995
Interest on subordinated liabilities	1,452	1,161	978	1,200	878	704
(Decrease)/increase in accruals and deferred income	(248)	701	(3,949)	220	682	(2,142)
Provisions for impairment losses	1,865	1,873	1,709	473	692	676
Loans and advances written-off net of recoveries	(1,407)	(1,626)	(1,870)	(477)	(571)	(755)
Unwind of discount on impairment losses	(166)	(142)	(144)	(65)	(63)	(57)
(Profit)/loss on sale of property, plant and equipment	(672)	(215)	(90)	(740)	(1)	9
(Profit)/loss on sale of subsidiaries and associates	(67)	(41)	78	8	(2)	7
Loss/(profit) on sale of securities	496	(252)	(646)	231	(92)	(96)
Charge for defined benefit pension schemes	479	578	460	5	8	3
Cash contribution to defined benefit pension schemes	(536)	(533)	(450)	(16)	(1)	(2)
Other provisions utilised	(200)	(40)	(29)	(65)	(11)	(9)
Depreciation and amortisation	1,438	1,415	1,560	485	390	403
Elimination of foreign exchange differences	(2,137)	4,515	(2,359)	(2,034)	1,345	499
Other non-cash items	(23)	(1,447)	(801)	61	(492)	(102)
Net cash inflow from trading activities	9,018	14,356	5,274	6,824	6,877	4,200
Increase in loans and advances to banks and customers	(92,494)	(46,036)	(30,361)	(88,570)	(24,025)	(21,619)
Increase in securities	(25,033)	(16,632)	(28,118)	(16,069)	(13,136)	(22,180)
(Increase)/decrease in other assets	(5,122)	404	(3,703)	(3,003)	(1,068)	(745)
Increase in derivative assets	(133,182)	(21,051)	(3,849)	(134,756)	(21,446)	(3,893)
Changes in operating assets	(255,831)	(83,315)	(66,031)	(242,398)	(59,675)	(48,437)
Increase in deposits by banks and customers	79,408	63,733	32,979	72,435	76,496	16,244
Increase/(decrease) in debt securities in issue	47,526	(3,616)	22,640	38,056	(22,990)	12,785
Increase in other liabilities	405	814	2,970	325	532	827
Increase in derivative liabilities	128,889	21,608	3,356	129,907	21,418	3,929
Increase in settlement balances and short positions	6,472	4,068	10,326	10,253	1,034	11,576
Changes in operating liabilities	262,700	86,607	72,271	250,976	76,490	45,361
Total income taxes paid	(1,802)	(2,122)	(1,830)	(526)	(298)	(437)
Net cash inflow from operating activities	14,085	15,526	9,684	14,876	23,394	687

Notes on the accounts continued

33 Analysis of the net investment in business interests and intangible assets

				Group			Bank
			2007	2006	2005	2007	2006	2005
			£m	£m	£m	£m	£m	£m
Fair value given for businesses acquired			(147)	(21)	(44)	(6)	(236)	(228)
Additional investments in Group undertakings			5	-	-	(560)	(449)	(1,312)
Non-cash consideration			-	-	25	-	-	-
Net outflow of cash in respect of purchases			(142)	(21)	(19)	(566)	(685)	(1,540)
Cash and cash equivalents in businesses sold			21	229	10	-	-	(25)
Other assets sold			16	41	208	-	-	245
Repayment of investments			-	-	-	281	340	8
Non-cash consideration			(2)	(3)	(30)	-	-	-
Profit/(loss) on disposal			67	41	(78)	(8)	2	(7)
Net inflow of cash in respect of disposals			102	308	110	273	342	221
Dividends received from joint ventures			9	29	16	2	3	3
Cash expenditure on intangible assets			(399)	(335)	(316)	(299)	(105)	(58)
Net outflow			(430)	(19)	(209)	(590)	(445)	(1,374)

34 Interest received and paid

				Group			Bank
			2007	2006	2005	2007	2006	2005
			£m	£m	£m	£m	£m	£m
Interest received			27,641	25,284	21,910	12,897	12,669	10,364
Interest paid			(15,482)	(15,189)	(12,190)	(10,071)	(9,534)	(7,857)
			12,159	10,095	9,720	2,826	3,135	2,507

35 Analysis of changes in financing during the year

		Group				Bank
	Share capital		Subordinated		Share capital		Subordinated
	and share premium		liabilities		and share premium		liabilities
	2007	2006	2007	2006	2007	2006	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	18,008	16,916	27,786	28,422	18,008	16,916	22,403	22,001
Issue of equity preference shares	3,650	1,092			3,650	1,092
Net proceeds from issue of
subordinated liabilities			1,018	3,027			968	2,936
Repayment of subordinated liabilities			(1,708)	(1,318)			(1,288)	(672)
Net cash inflow/(outflow) from financing	3,650	1,092	(690)	1,709	3,650	1,092	(320)	2,264
Currency translation and other adjustments	-	-	700	(2,345)	-	-	662	(1,862)
At 31 December	21,658	18,008	27,796	27,786	21,658	18,008	22,745	22,403

36 Analysis of cash and cash equivalents

			Group			Bank
			2007	2006	2005	2007	2006	2005
			£m	£m	£m	£m		£m
At 1 January
- cash			28,175	25,333	23,534	16,025	9,629	14,754
- cash equivalents			41,972	27,352	19,277	47,561	29,778	23,354
Net cash inflow			14,614	17,462	9,874	13,663	24,179	1,299
At 31 December			84,761	70,147	52,685	77,249	63,586	39,407
Comprising:
Cash and balances at central banks			5,121	5,752	4,460	3,003	3,424	1,928
Treasury bills and debt securities			6,818	1,596	986	6,521	1,595	985
Loans and advances to banks			72,822	62,799	47,239	67,725	58,567	36,494
Cash and cash equivalents			84,761	70,147	52,685	77,249	63,586	39,407

The Bank and certain subsidiaries are required to maintain balances with the Bank of England which, at 31 December 2007, amounted to £330 million (2006 - £369 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$1 million at 31 December 2007 (2006 - US$13 million).

37 Segmental analysis

(a)  Divisions

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group's activities are organised as follows:

•
Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

•
UK Corporate Banking provides banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets- products and services to companies.

•
Retail comprises both the Royal Bank and NatWest retail brands, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels. Retail also includes the Group's non-branch based retail business, such as Tesco Personal Finance that issues a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses.

•	Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

•
Ulster Bank Group brings together the Ulster Bank and First Active businesses. Retail Markets serves personal customers through both brands and Corporate Markets caters for the banking needs of business and corporate customers.

•
Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens includes the two Citizens Banks, RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, the credit card joint venture with the second largest US supermarket group.

•
Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses but they are allocated to customer-facing divisions for financial reporting purposes on a basis the directors consider to be reasonable. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries, and where appropriate, allocation of Manufacturing costs ('Contribution') and after allocation of Manufacturing costs ('Operating profit before tax') are shown below.
	Group
	Revenue			Total Income								Operating
	External	Inter segment	Total	External	Inter segment	Total	Operating expenses	Depreciation and amortisation	Impairment losses	Contribution	Allocation of Manufacturing costs	profit before tax
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	12,092	9,571	21,663	8,226	(1,994)	6,232	(2,222)	(255)	(39)	3,716	(145)	3,571
UK Corporate Banking	7,277	44	7,321	5,980	(2,238)	3,742	(836)	(328)	(180)	2,398	(437)	1,961
Retail	11,279	1,717	12,996	7,403	(425)	6,978	(1,794)	(22)	(1,196)	3,966	(1,603)	2,363
Wealth Management	922	2,218	3,140	(1,046)	2,074	1,028	(455)	(11)	(4)	558	(145)	413
Ulster Bank	2,841	197	3,038	1,774	(477)	1,297	(437)	(24)	(104)	732	(219)	513
Citizens	5,528	-	5,528	3,178	(56)	3,122	(1,340)	(118)	(341)	1,323	-	1,323
Manufacturing	41	1	42	(135)	(4)	(139)	(2,004)	(552)	-	(2,695)	2,695	-
Central items	1,017	8,906	9,923	(3,073)	3,120	47	(689)	16	(1)	(627)	(146)	(773)
Eliminations	-	(22,654)	(22,654)	-	-	-	-	-	-	-	-	-
	40,997	-	40,997	22,307	-	22,307	(9,777)	(1,294)	(1,865)	9,371	-	9,371
Amortisation of
intangibles	-	-	-	-	-	-	(40)	(84)	-	(124)	-	(124)
Integration costs	-	-	-	-	-	-	(32)	(60)	-	(92)	-	(92)
	40,997	-	40,997	22,307	-	22,307	(9,849)	(1,438)	(1,865)	9,155	-	9,155

Note:

(1)	Revenue represents total income included in the income statement grossed-up for interest payable and commissions payable.

Notes on the accounts continued

37 Segmental analysis (continued)

	Group
	Revenue			Total Income
	External	Inter segment	Total	External	Inter segment	Total	Operating Expenses	Depreciation and amortisation	Impairment losses	Contribution	Allocation of Manufacturing costs	Operating profit before tax
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	10,997	7,627	18,624	8,143	(1,607)	6,536	(2,322)	(255)	(85)	3,874	(144)	3,730
UK Corporate Banking	5,962	18	5,980	5,231	(1,769)	3,462	(742)	(338)	(189)	2,193	(431)	1,762
Retail	10,374	1,533	11,907	7,257	(417)	6,840	(1,742)	(26)	(1,310)	3,762	(1,580)	2,182
Wealth Management	991	1,430	2,421	(507)	1,396	889	(415)	(11)	(1)	462	(144)	318
Ulster Bank	2,361	196	2,557	1,278	(153)	1,125	(364)	(21)	(104)	636	(215)	421
Citizens	5,872	2	5,874	3,399	(82)	3,317	(1,398)	(156)	(181)	1,582	-	1,582
Manufacturing	49	5	54	(108)	(21)	(129)	(2,009)	(520)	-	(2,658)	2,658	-
Central items	315	6,900	7,215	(3,125)	2,653	(472)	(830)	22	(3)	(1,283)	(144)	(1,427)
Eliminations	-	(17,711)	(17,711)	-	-	-	-	-	-	-	-	-
	36,921	-	36,921	21,568	-	21,568	(9,822)	(1,305)	(1,873)	8,568	-	8,568
Amortisation of
intangibles	-	-	-	-	-	-	-	(94)	-	(94)	-	(94)
Integration costs	-	-	-	-	-	-	(104)	(16)	-	(120)	-	(120)
	36,921	-	36,921	21,568	-	21,568	(9,926)	(1,415)	(1,873)	8,354	-	8,354

2005
Global Banking & Markets	8,161	3,501	11,662	5,377	(103)	5,274	(1,780)	(248)	(139)	3,107	(139)	2,968
UK Corporate Banking	6,104	101	6,205	4,699	(1,527)	3,172	(646)	(343)	(196)	1,987	(416)	1,571
Retail	9,924	1,484	11,408	6,727	(183)	6,544	(1,724)	(31)	(1,135)	3,654	(1,526)	2,128
Wealth Management	858	1,114	1,972	(254)	1,038	784	(369)	(14)	(13)	388	(139)	249
Ulster Bank	1,820	150	1,970	1,043	(40)	1,003	(314)	(25)	(95)	569	(208)	361
Citizens	4,878	4	4,882	3,353	(89)	3,264	(1,407)	(151)	(131)	1,575	-	1,575
Manufacturing	55	6	61	(114)	(5)	(119)	(1,927)	(523)	-	(2,569)	2,569	-
Central items	248	3,829	4,077	(1,490)	909	(581)	(638)	5	-	(1,214)	(141)	(1,355)
Eliminations	-	(10,189)	(10,189)	-	-	-	-	-	-	-	-	-
	32,048	-	32,048	19,341	-	19,341	(8,805)	(1,330)	(1,709)	7,497	-	7,497
Amortisation of
intangibles	-	-	-	-	-	-	-	(97)	-	(97)	-	(97)
Integration costs	-	-	-	-	-	-	(216)	(133)	-	(349)	-	(349)
Net gain on sale of
strategic investments
and subsidiaries	333	-	333	333	-	333	(91)	-	-	242	-	242
	32,381	-	32,381	19,674	-	19,674	(9,112)	(1,560)	(1,709)	7,293	-	7,293

Note:

(1)	Revenue represents total income included in the income statement grossed-up for interest payable and commissions payable.

	Group
	Assets - before allocation of Manufacturing assets	Allocation of Manufacturing	Assets	Liabilities - before allocation of Manufacturing liabilities	Allocation of Manufacturing liabilities	Liabilities	Cost to acquire fixed assets and intangible assets - before allocation of Manufacturing assets	Allocation of Manufacturing assets	Cost to acquire fixed assets and intangible assets
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	739,088	267	739,355	682,055	-	682,055	1,792	91	1,883
UK Corporate Banking	102,637	460	103,097	88,155	-	88,155	1,320	131	1,451
Retail	111,726	2,968	114,694	97,586	1,076	98,662	26	480	506
Wealth Management	14,043	199	14,242	35,171	-	35,171	33	59	92
Ulster Bank	55,868	255	56,123	45,185	-	45,185	35	77	112
Citizens	80,416	-	80,416	68,545	-	68,545	171	-	171
Manufacturing	5,375	(5,375)	-	1,951	(1,951)	-	1,001	(1,001)	-
Central items	6,515	1,226	7,741	49,185	875	50,060	2	163	165
Group	1,115,668	-	1,115,668	1,067,833	-	1,067,833	4,380	-	4,380

2006
Global Banking & Markets	499,456	228	499,684	447,425	-	447,425	1,737	14	1,751
UK Corporate Banking	88,709	417	89,126	80,305	-	80,305	1,284	46	1,330
Retail	107,994	3,546	111,540	88,090	1,014	89,104	13	186	199
Wealth Management	11,039	196	11,235	29,392	-	29,392	79	19	98
Ulster Bank	44,793	265	45,058	34,875	-	34,875	166	24	190
Citizens	82,704	-	82,704	69,840	-	69,840	203	-	203
Manufacturing	5,709	(5,709)	-	1,884	(1,884)	-	361	(361)	-
Central items	7,823	1,057	8,880	58,084	870	58,954	484	72	556
Group	848,227	-	848,227	809,895	-	809,895	4,327	-	4,327

Segmental analysis of goodwill is as follows:

				Group
	Global	UK
	Banking &	Corporate		Wealth	Ulster		Central
	Markets	Banking	Retail	Management	Bank	Citizens	items	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2006	31	55	263	137	414	7,444	9,422	17,766
Currency translation and other adjustments	4	-	(8)	(7)	(9)	(904)	2	(922)
Disposals	-	-	-	(3)	-	(7)	-	(10)
At 1 January 2007	35	55	255	127	405	6,533	9,424	16,834
Currency translation and other adjustments	2	(7)	10	7	38	(126)	(1)	(77)
Arising on acquisitions during the year	-	-	-	-	-	66	-	66
Impairment of goodwill	-	-	(40)	-	-	-	-	(40)
Transfer between divisions	-	-	(54)	-	54	-	-	-
At 31 December 2007	37	48	171	134	497	6,473	9,423	16,783

Notes on the accounts continued

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

			Group
				Rest of
	UK	USA	Europe	the World	Total
2007	£m	£m	£m	£m	£m
Total revenue	27,057	7,488	4,658	1,794	40,997

Net interest income	8,150	2,098	756	112	11,116
Fees and commissions (net)	4,299	1,140	435	149	6,023
Income from trading activities	1,582	(567)	73	54	1,142
Other operating income	3,167	241	562	56	4,026
Total income	17,198	2,912	1,826	371	22,307
Operating profit before tax	7,533	721	797	104	9,155
Total assets	732,539	268,277	78,419	36,433	1,115,668
Total liabilities	702,156	255,108	74,363	36,206	1,067,833
Net assets attributable to equity shareholders and minority interests	30,383	13,169	4,056	227	47,835
Contingent liabilities and commitments	170,361	66,283	40,135	7,851	284,630
Cost to acquire property, plant and equipment and intangible assets	2,864	238	1,255	23	4,380
2006
Total revenue	22,644	9,001	4,249	1,027	36,921

Net interest income	7,418	2,212	697	65	10,392
Fees and commissions (net)	3,883	1,245	412	94	5,634
Income from trading activities	1,453	939	108	43	2,543
Other operating income	2,186	295	506	12	2,999
Total income	14,940	4,691	1,723	214	21,568
Operating profit before tax	5,299	2,267	762	26	8,354
Total assets	573,576	201,134	59,784	13,733	848,227
Total liabilities	553,309	187,145	55,797	13,644	809,895
Net assets attributable to equity shareholders and minority interests	20,267	13,989	3,987	89	38,332
Contingent liabilities and commitments	186,827	57,873	13,244	7,159	265,103
Cost to acquire property, plant and equipment and intangible assets	2,708	254	1,346	19	4,327

			Group
				Rest of
	UK	USA	Europe	the World	Total
2005	£m	£m	£m	£m	£m
Total revenue	20,968	7,419	3,219	775	32,381

Net interest income	6,741	2,225	707	38	9,711
Fees and commissions (net)	3,852	1,100	263	80	5,295
Income from trading activities	1,283	959	56	65	2,363
Other operating income	1,670	211	420	4	2,305
Total income	13,546	4,495	1,446	187	19,674
Operating profit before tax	4,654	2,032	584	23	7,293
Total assets	474,297	205,587	61,310	16,128	757,322
Total liabilities	457,750	191,264	57,724	15,970	722,708
Net assets attributable to equity shareholders and minority interests	16,547	14,323	3,586	158	34,614
Contingent liabilities and commitments	169,275	51,392	10,714	1,164	232,545
Cost to acquire property, plant and equipment and intangible assets	2,824	337	1,601	17	4,779

38 Directors’ and key management remuneration

The directors of the Bank are also directors of the holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group.

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year was as follows:

	RBS Group
	2007	2006
	£000	£000
Short-term benefits	37,763	41,003
Post-employment benefits	10,051	11,264
Other long-term benefits	708	3,309
Share-based payments	5,165	2,787
	53,687	58,363

39 Transactions with directors, officers and others

(a)
At 31 December 2007, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £527,021 in respect of loans to 15 persons who were directors of the Bank (or persons connected with them) at any time during the financial period and £1,221,958 to 5 people who were officers of the Bank at any time during the financial period.

(b)
For the purposes of IAS 24 'Related Party Disclosures', key management comprise directors of the Bank and members of RBS Group's Group Executive Management Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2007	2006
	£000	£000
Loans and advances to customers	2,023	2,188
Customer accounts	13,309	18,575

Key management have banking relationships with Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Key management had no reportable transactions or balances with the holding company except for dividends.

Notes on the accounts continued

40 Related parties

(a)
Group companies and the Bank provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm's-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.
(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.
(d)
The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2007	2006
	£m	£m
Income
Interest receivable	175	79
Interest payable	498	509
Fees and commissions receivable	200	151
Fees and commissions payable	4	5

Expenses
Premises and equipment	7	7

41 Ultimate holding company

The Group's ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc which is incorporated in Great Britain and registered in Scotland. As at 31 December 2007, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated. Copies of the consolidated accounts may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

42 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 26 June 2008	The Royal Bank of Scotland Group plc Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director